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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                AMENDMENT NO. 3
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                         BANNER CENTRAL FINANCE COMPANY
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



          DELAWARE                                    95-4821101
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  (State or other jurisdiction of                    (IRS Employer
   incorporation or organization)                  Identification No.)




                            5480 EAST FERGUSON DRIVE
                           COMMERCE, CALIFORNIA 90022
                    (Address of principal executive offices)





Registrant's telephone number, including area code:      (213) 720-8600
                                                     ---------------------------



Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH EACH CLASS
     TO BE SO REGISTERED                          IS TO BE REGISTERED



Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


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                                TABLE OF CONTENTS


                                                                                           PAGE
                                                                                           ----
PART I .........................................................................             1

     Item 1.  Description of Business ..........................................             1

     Item 2. Management's Discussion and Analysis and Results of Operations ....            15

     Item 3. Description of Property ...........................................            21

     Item 4. Security Ownership of Certain Beneficial Owners and Management ....            21

     Item 5. Directors, Executive Officers, Promoters and Control Persons ......            23

     Item 6. Executive Compensation ............................................            25

     Item 7. Certain Relationships and Related Transactions ....................            28

     Item 8. Description of Securities .........................................            32

Part II ........................................................................            36

     Item 1. Market Price and Dividends on the Registrant's Common Equity
             and Other Stockholder Matters .....................................            36

     Item 2. Legal Proceedings .................................................            37

     Item 3. Change in and Disagreements with Accountants ......................            37

     Item 4. Recent Sales of Unregistered Securities ...........................            37

     Item 5. Indemnification of Directors and Officers .........................            37

PART III .......................................................................            39

     Items 1 and 2.  Index to and Description of Exhibits ......................            39



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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

COMPANY OVERVIEW


        On September 6, 2000, the Board of Directors of Central Financial Acceptance Corporation, or Central Financial, approved a Plan of Complete Dissolution, Liquidation and Distribution, or the Plan, which provides for the dissolution and liquidation of Central Financial, and the liquidating distribution to its stockholders of all the common stock of its two wholly-owned subsidiaries, one of which is our company, Banner Central Finance Company, or Banner Central Finance, and the other of which is Hispanic Express, Inc., or Hispanic Express. Banner Central Finance and Hispanic Express were both formed in September 2000 as part of the plan to liquidate Central Finance. Pursuant to the Plan, each holder of Central Financial common stock will, for every share of common stock of Central Financial owned by such holder on the date that Central Financial dissolves and liquidates under the Plan, or the Liquidation Date, become the owner of one share of our common stock and one share of common stock of Hispanic Express. Throughout this registration statement we use the terms "Banner Central Finance," "we," "our" and "us" to refer to Banner Central Finance and its subsidiaries. As further described below, the various businesses that are conducted by Banner Central Finance are conducted through these subsidiaries. These subsidiaries were, prior to the formation of Banner Central Finance, owned by Central Finance (see the "before" chart below). In September 2000, Central Finance formed Banner Central Finance (and Hispanic Express) as part of the Plan, under which Central Finance will dissolve and liquidate, leaving Banner Central Finance and Hispanic Express to own their respective subsidiaries (see the "after" chart below) and to carry on the businesses that were previously conducted when such subsidiaries were owned directly by Central Finance (see the "after" chart below). As of the date of this registration statement, the Plan is partially completed, which means that Central Financial has formed the two new wholly-owned subsidiaries (Banner Central Finance and Hispanic Express) and has contributed its previously-existing subsidiaries to these new subsidiaries. However, because the Plan has not been fully consummated, Central Finance has not dissolved and liquidated and is still the parent company of Banner Central Finance and Hispanic Express.


        In connection with the adoption of the Plan, Central Financial contributed all of its assets and business to Banner Central Finance and Hispanic Express. Specifically:


        - Central Financial contributed to Banner Central Finance all of the issued and outstanding capital stock of Central Installment Credit Corporation, Central Financial Acceptance/Insurance Agency and Central Premium Finance Company, all of which are wholly-owned subsidiaries of Banner Central Finance. In addition, Central Financial contributed to Central Installment Credit Corporation the assets and liabilities of the mortgage business owned by Central Consumer Finance Company. As a result of these contributions, Banner Central Finance through its subsidiaries will be engaged in the purchased consumer receivables business, the mortgage business and the sale and financing of automobile insurance. It is




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                anticipated that Banner Central Finance will not conduct any business activities apart from those of its subsidiaries.



        - Central Financial contributed to Hispanic Express all of the issued and outstanding capital stock of Central Consumer Finance Company, Centravel, Inc. and BCE Properties I, Inc., all of which are wholly-owned subsidiaries of Hispanic Express. Central Consumer Finance Company has four wholly-owned subsidiaries, namely, Central Check Cashing, Inc., Central Financial Acceptance Corporation Accidental & Health Reinsurance, Limited, Central Finance Reinsurance, Ltd. and Central Consumer Company of Nevada. As a result of these contributions, Hispanic Express through its subsidiaries will be engaged in the consumer financial products business and the travel services business. It is anticipated that Hispanic Express will not conduct any business activities apart from those of its subsidiaries.


        Set forth below are charts that illustrate the relationships among the companies discussed above, before and after the consummation of the Plan:



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                                  [FLOWCHART]




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        On September 29, 2000, West Coast Private Equity Partners, L.P., or West
Coast, owning a majority of the outstanding shares of Central Financial's common stock, voted to approve the Plan. It is anticipated that the Liquidation Date will be February 28, 2001.


        The dissolution and liquidation of Central Financial and the distribution of the common stock of Banner Central Finance and Hispanic Express under the Plan is intended to separate Central Financial into two publicly held companies and to enhance stockholder value over the long term. The businesses of Banner Central Finance and Hispanic Express have distinct investment, operating and financial characteristics. The Board of Directors believes that implementing the Plan will enable the investment community to analyze more effectively the investment characteristics, performance and future prospects of each business, enhancing the likelihood that each will achieve appropriate market recognition of its value. The Board also believes that the implementation of the Plan will allow Banner Central Finance and Hispanic Express to concentrate on their respective businesses and provide each company with greater flexibility in pursuing their independent business objectives.

        A stockholder of Central Financial will have the same percentage ownership interest in Hispanic Express and Banner Central Finance after the consummation of the Plan (though on a direct basis) as he had in Central Financial before the consummation of the Plan. We believe that after the consummation of the Plan current stockholders and future investors will have the ability to make separate investment decisions regarding each of Banner Central Finance and Hispanic Express and their respective businesses.

        In connection with the Plan, all of our shares of our common stock will be distributed to the stockholders of our parent company, Central Financial. We are registering such shares of common stock under the Securities Exchange Act of 1934, as amended by filing this Form 10-SB registration statement because we desire that the shares of our common stock that such stockholders receive under the Plan be traded on the OTC Bulletin Board, for which the filing of this registration statement is a prerequisite. The common stock of Central Financial currently trades on the OTC Bulletin Board under the symbol "CFAC." We would expect our shares of common stock to also trade on the OTC Bulletin Board under the symbol "BCFC" if, after the Liquidation Date, at least one market maker submits an application to the OTC Bulletin Board in which it represents that:

        -       it desires to represent us as a market maker; and

        - it has satisfied all applicable requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

        There is currently no public market for our shares of common stock, and we do not know whether a trading market will develop on or after the Liquidation Date.


COMPANY BUSINESS


PURCHASED CONSUMER RECEIVABLES

        We purchase consumer finance receivables referred to as the Consumer Products Portfolio, pursuant to a Financing Agreement with Banner's Central Electric, Inc., or Banner's



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Central Electric, an affiliate of ours, which has granted us the exclusive right to purchase the receivables it originates when it sells its inventory at its retail stores. Banner's Central Electric operates five retail stores in the greater Los Angeles area, and its inventory consists of consumer electronics, appliances and furniture. The consumer finance receivables we purchase are held until they mature and we earn interest income on them during the time they are outstanding. Pursuant to the Financing Agreement that we have entered into with Banner's Central Electric, we have agreed to acquire and have available to transfer to Banner's Central Electric up to $6 million of inventory which they sell to their customers. See "Item 7. Certain Relationships and Related Party Transactions."

        Our customers are typically low-income Hispanics, between the ages of 21 and 45, earn less than $25,000 per year, have little or no savings, and have limited or short term employment histories. In addition, our customers typically have no or limited prior credit histories and are generally unable to secure credit from traditional lending sources.

        We base our credit decisions on our assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, we generally consider a customer's income level, type, and length of employment, stability of residence, personal references, and prior credit history with us. We also obtain a credit bureau report and rating, if available, and seek to confirm other credit-related information. We, however, are more susceptible to the risk that our customers will not satisfy their repayment obligations than are less specialized consumer finance companies or consumer finance companies that have more stringent underwriting criteria.

MORTGAGE BUSINESS

        In mid-1998, we started to provide second trust mortgages on residential properties ranging from $5,000 to $12,000 to Hispanic customers primarily in the Los Angeles area. Our primary source of income on these mortgages is origination fees and the interest income we earn during the time the mortgage is outstanding. In August 2000, we temporarily suspended making second mortgage loans pending evaluations of whether we can obtain long-term financing from financial institutions to support future growth. We anticipate that by the end of March 2001, we should be able to complete our evaluation of whether we can obtain long-term financing for our mortgage business.

OTHER BUSINESS ACTIVITY

        We also provide financing to consumers for the purchase of products and services that independent retailers sell. Historically, we have had relationships with approximately 75 retailers in the greater Los Angeles area. However, in 1998 and 1999, we phased out of substantially all of these independent relationships. From 1995 through March 31, 1999, we also financed the sale of used automobiles primarily sold by Banner's Central Electric. In May 1997, Banner's Central Electric discontinued the sale of used automobiles and currently we no longer provide financing for this business.

        We began to offer financing for the sale of automobile insurance in 1996 that we sell as a broker for major automobile insurers. In recent years, the large automobile insurance companies have started to offer direct financing, and accordingly, our premium financing activity



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has declined significantly. We currently continue to sell automobile insurance to low-income Hispanics and operate through three offices in the greater Los Angeles area.

BUSINESS STRATEGY

        Over the next eighteen months, we anticipate that interest income earned on our portfolio of purchased receivables and second trust mortgages will constitute substantially all of our revenue and that our levels of interest income will most likely decrease as these portfolios decline over this period. Corresponding to the decline in our receivables, we anticipate that our level of liquidity will increase providing funds to invest in the future business activities; although, we currently have not identified any business which we intend to invest these funds in.


        Historically, our major business activity has been providing financing to the low-income Hispanic customers purchasing consumer products from Banner's Central Electric. In 1997, Banner's Central Electric made a strategic decision to de-emphasize this business line. Accordingly, since 1997 Banner's Central Electric's retail sales have declined significantly with a corresponding decrease in the level of consumer receivables purchased by us from them. Although declining, we anticipate that interest income earned on the purchased receivables will continue to be a majority of our future income. See "Business Consideration and Certain Factors that May Affect Future Results of Operations and Stock Price -- Dependence of Consumer Finance Portfolio on Banner's Central Electric and Changing Business Focus."


        Since mid-1998, when we commenced our mortgage business, our portfolio of second trust mortgages has grown significantly and in August 2000, we temporarily suspended making any new second mortgage loans pending evaluation of whether we can obtain long-term financing from financial institutions to support future growth. In September 2000, we began to originate first and second mortgage loans for other financial institutions for which we earn an origination fee and will continue this business if we cannot obtain long-term financing to build our portfolio of second trust mortgages. Should we conclude that long-term financing is not available or otherwise decide not to build our mortgage business, we anticipate that we will let our portfolio liquidate over the life of the outstanding mortgages which generally have an average life of four years remaining.

        Our receivables portfolio relating to our financing of independent retailers has also experienced a significant decline as a result of our decision in 1998 and 1999 to phase out of substantially all of these relationships. Our receivables relating to our financing of automobile insurance premiums has also declined in recent years as a result of the insurance companies for which we act as brokers for offering financing directly to customers. We do not expect that our financing of independent retailers and automobile insurance premiums businesses will be a significant portion of our ongoing operations in the future. At December 31, 1998 and 1999, and September 30, 2000, the aggregate of these receivables portfolios was $791,000, $2,718,000, and $6,850,000, respectively.

COMPANY OPERATIONS

        In order to provide cost savings and operating efficiencies, we entered into an operating agreement with Hispanic Express under which Hispanic Express provides us with certain services, including, credit applications, receivable servicing, payment applications,



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accounting, legal and management information systems. See "Item 7. Certain
Relationships and Related Party Transactions -- Operating Agreement."


CREDIT PROCEDURES


        Purchased Finance Receivables -- We have developed uniform guidelines and procedures for evaluating credit applications. We take credit applications at each of the Banner's Central Electric stores and then generally transmit them electronically through our computer system or facsimile machines to our credit processing facility, where all credit approval and verification is centralized. We also take credit applications at each of the independent retail locations for which we provide financing, and generally transmit them to our credit processing facility via facsimile. We believe that our underwriting policies and procedures allow us to respond quickly to credit requests. We typically respond to credit applicants within one hour. We believe that because of our prompt response, many customers prefer to deal with us instead of our competitors.



        Our credit managers and credit approvers make their decisions on a case by case basis and are influenced by, among other things, whether an applicant is a new or existing customer. New applicants complete standardized credit applications which contain information concerning income level, employment history, stability of residence, driver's license or state identification card, social security number, capacity to pay and personal references. We also verify the applicant's employment and residence and depending on the relevant factors may verify other pertinent information. We also obtain a credit bureau report and rating, if available, and seek to confirm other credit-related information. For an established customer, the credit process currently includes a review of the customer's credit and payment history with us, and depending on the size of the transaction an updated verification of employment and residence. Because we offer multiple lines of credit, we review the aggregate amount that a customer owes. In cases where a customer makes a request for a substantial increase in his or her aggregate outstanding balance, we will obtain a credit bureau report and will seek to confirm employment. In instances where the applicant has no or limited credit history, we may require a co-signer with appropriate credit status to sign the contract and may, in the installment credit business, also require a down payment. See "Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price -- Credit Risk Associated with Customer; Lack of Collateral."



        Mortgages -- We have developed uniform guidelines and procedures for evaluating mortgage applications. Our underwriting guidelines require a credit bureau report on each application, which is reviewed with the applicant's credit history in order to determine if the applicant's credit history meets our guidelines. A number of factors determine a loan applicant's creditworthiness, including, debt ratios, payment history, and the combined loan to value for all existing mortgages on a property. Our guidelines also require that we obtain independent appraisals on all mortgage properties prior to funding of a loan. See "Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price -- Mortgage Portfolio Risks and Need for a Line of Credit."




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PAYMENT AND COLLECTIONS

        Industry studies estimate that a significant percentage of the adult population in the United States does not maintain a checking account, which is a standard prerequisite for obtaining a consumer loan, credit card or other form of credit from most consumer credit sources. Our customers are required to make their monthly payments using a payment schedule that we provide to them. The vast majority of our customers make their payments in cash at our locations or at our payment facilities in Banner's Central Electric's stores. For our customers who are paid their wages by check but who do not maintain checking accounts, we cash such checks at no charge in order to facilitate account payments.

        We consider payments past due if a borrower fails to make any payment in full on or before its due date, as specified in our receivables contract that the customer signs. We currently attempt to contact borrowers whose payments are not received by the due date within 10 days after such due date. We contact these borrowers by both letter and telephone. If no payment is remitted to us after the initial contact, we make additional contacts every seven days, and, after a loan becomes 31 days delinquent, we generally turn over the account to our credit collectors. Under our guidelines, we generally charge off and turn over an account to a collection agency when we determine that the account is uncollectible, which is typically when the account is 150 days past due. We accrue interest income on our account until we charge it off.

FINANCE CONTRACTS AND MORTGAGE LOANS

        Each of the finance contracts and mortgage loans is in Spanish and English and requires monthly financing payments. State and federal regulations govern many of the terms, conditions, and disclosures in the finance contracts. See "Regulation." When a qualifying customer with an open account finance contract balance increases the amount outstanding with an additional purchase or loan, the customer executes a new finance contract for the new aggregate balance and, with the proceeds, pays off the original contract.

INSURANCE

        We maintain various insurance policies of the type, and in the amounts, which are usual for our business. We maintain coverage for business interruptions, including interruptions resulting from computer failure. We believe that our insurance coverage is adequate.

MANAGEMENT INFORMATION SYSTEMS

        Under the operating agreement with Hispanic Express, we will use Hispanic Express's management information systems. Hispanic Express has invested significant resources to develop a proprietary system that integrates all major aspects of our business. The computer system uses a high-range IBM AS-400 as our server, which provides on-line, real-time information processing services to terminals located in each of our locations and in Hispanic Express's centralized credit-processing facility. The system allows for complete processing of our



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        -       consumer product finance contracts, including application
                processing and credit approval;

        - acquisition of credit bureau reports, accessing the payment history of all active accounts;

        -       preparation of contracts;

        -       payment posting; and

        -       all other collection-monitoring activities.

        In addition, the system provides customized reports to analyze each of our portfolios on a daily, weekly and monthly basis. We believe that the computer system is sufficient to maintain our business lines and portfolios without the need for a material additional investment in management information systems. Hispanic Express has adopted procedures designed to minimize the effect of systems failures and other types of potential problems, including routine backup and off-site storage of computer tapes, as well as redundancy and "mirroring" of certain computer processes.

ADVERTISING

        We actively advertise primarily in Hispanic television and radio, and through newspapers and direct mail targeting both our present and former customers, and potential customers who have used other sources of consumer credit. We believe that our advertising significantly increases our ability to compete effectively with other providers of credit.

EMPLOYEES

        At November 30, 2000, we employed a total of 39 full-time employees. None of our employees are represented by a union or are covered by a collective bargaining agreement. We believe that our relations with our employees are good.

REGULATION

GENERAL

        Our finance operations are subject to extensive regulation. Violation of statutes and regulations applicable to us may result in actions for damages, claims for refunds of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans. Changes in state and federal statutes and regulations may affect us. We, together with industry associations, actively lobby in the states in which we operate. Although we are not aware of any pending or proposed legislation that could have a material adverse effect on our business, we cannot assure that future regulatory changes will not adversely affect our lending practices, operations, profitability or prospects.



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STATE REGULATION

        Consumer Product Portfolio. In California, the California Retail Installment Sales Act, or the "Unruh Act," regulates our consumer product financing business. The Unruh Act requires us to disclose to our customers, among other matters:

        -       the conditions under which we may impose a finance change;

        - the method of determining the balance which is subject to a finance charge;

        -       the method used to determine the amount of the finance charge;
                and

        -       the minimum periodic payment required.

In addition, the Unruh Act provides consumer protection against unfair or deceptive business practices by:

        -       regulating the contents of retail installment sales contracts;

        - setting forth the respective rights and obligations of buyers and sellers; and

        - regulating the maximum legal finance rate or charge and limiting other fees on installment credit sales.

        Mortgage Business. We originate mortgages under the California Finance Lender's License issued by the Department of Corporations. We are monitored and regulated by the Department of Corporations and are subject to annual audits. Under the jurisdiction of the Department of Corporations we are regulated on such items as minimum loan amounts, restrictions on mortgage companies to which we can deliver loans, and certain fees and charges. These fees and charges include appraisal fees, escrow and reconveyance fees. Interest rate and finance charges are not regulated by the Department of Corporations.

        Insurance Premium Finance. The State of California Department of Financial Institutions regulates our insurance premium finance business. In general, state law and regulations set forth requirements and procedures for:

        - the cancellation of policies and collection of unearned premiums;

        -       regulating the form and content of premium finance agreements;

        - limiting the amount of finance, delinquency, cancellation and other fees we may charge; and

        - prescribing notice periods for the cancellation of policies for nonpayment.



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FEDERAL REGULATION

        We are subject to extensive federal regulation as well, including the Truth-in-Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the regulations thereunder and the Federal Trade Commission's Credit Practices Rule. These laws require us to provide full disclosure of the key terms of each loan to every prospective borrower, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices. Among the key disclosure items under the Truth-in-Lending Act are the terms of repayment, the total finance charge and the annual rate of finance charge or "Annual Percentage Rate" on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Regulation B issued under the Equal Credit Opportunity Act requires creditors to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer-reporting agency. The Credit Practices Rule limits the types of property a creditor may accept as collateral to secure a consumer loan.

BUSINESS CONSIDERATIONS AND CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS AND STOCK PRICE

        This Registration Statement discusses certain matters that may involve risks and uncertainties. This registration statement contains statements that relate to, among other things, expectations of the business environment in which we operate in, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. Our actual results, performance and achievements may differ significantly from the results, performance or achievements expressed or implied in such statements. The following is a summary of some of the important factors that could affect our future results of operations and/or our stock price, and should be considered carefully.

ABSENCE OF OPERATING HISTORY

        Our company was formed on September 5, 2000 and we do not have an operating history as a separate stand-alone company. Our success will depend, in large part, on the ability of our management to implement its business strategy.

ABSENCE OF TRADING MARKET

        There is currently no public market for the shares of our common stock, and we do not know whether a trading market will develop on or after the date such shares are distributed to you. If we do become a publicly traded company, the price at which our common stock would trade cannot be predicted. The price at which our common stock would trade will be determined by the marketplace and may be influenced by many factors, including the limited amount of public float for our common stock, investors' perception of our dividend policy (See "Absence of Dividend") and general economic and market considerations, particularly in California. We anticipate that if we become a publicly traded company, we will have approximately 138 initial beneficial holders and approximately six initial holders of record of our common stock, and that the public float will be 1,939,000 common shares.



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ABSENCE OF DIVIDEND

        We do not currently intend to pay regular cash dividends on our common stock. Our dividend policy will be reviewed from time to time by our Board of Directors in light of our earnings and financial position and other business considerations that our Board of Directors considers relevant.

CREDIT RISK ASSOCIATED WITH PURCHASED ACCOUNTS RECEIVABLES; LACK OF COLLATERAL

        Our customers are typically between the ages of 21 and 45, earn less than $25,000 per year, have little or no savings, and have limited or short-term employment histories. In addition, our customers typically have no prior credit histories and are unable to secure credit from traditional lending sources. We base our credit decisions primarily on our assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, we generally consider a customer's income level, type and length of employment, stability of residence, personal references and prior credit history with us. We, however, are more susceptible to the risk that our customers will not satisfy their repayment obligations than are less specialized consumer finance companies or consumer finance companies that have more stringent underwriting criteria.


        Because we rely on the creditworthiness of our customers for repayment and do not rely on collateral securing the debt, we experience actual rates of losses higher than lenders who have collateral that they can repossess in the event of a borrower's default. At September 30, 2000 and at December 31, 1999, net finance receivables of our consumer products portfolio, which accounts for substantially all of our net receivables, had accounts with payments 31 days or more past due as a percentage of end of period net receivables of 7.0%, and 5.9%, respectively. For the nine months ended September 30, 2000 and 1999, and the twelve months ended December 31, 1999 and 1998, the consumer products portfolio had net write-offs of $1.2 million, and $1.7 million and $2.5 million and $2.5 million, respectively. We cannot assure that we will not experience increases in delinquencies and net write-offs, which would require additional increases in the provisions for credit losses. For information concerning our credit quality experience, see "Management's Discussion and Analysis and Results of Operations -- Consumer Products Portfolio Trend" and "Delinquency Experience and Allowance for Credit Losses."


GENERAL ECONOMIC RISK


        The risks associated with our business become more significant in an economic slowdown or recession. During periods of economic slowdown or recession we have experienced and may again experience a decreased demand for our financial products and services and an increase in rates of delinquencies and the frequency and severity of losses. Our actual rates of delinquencies and frequency and severity of losses have been in the past and may be in the future higher under adverse economic conditions than those generally experienced in the consumer finance industry. Any sustained period of economic slowdown or recession could materially adversely affect its financial condition and results of operations. See "Management's Discussion and Analysis and Results of Operations -- Consumer Products Portfolio Trend" and "Delinquency Experience and Allowance for Credit Losses."




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DEPENDENCE ON CALIFORNIA MARKET

        Substantially all of our businesses are located, and substantially all of our revenues are generated in California. To date, substantially all of our operations have been in Southern California. Therefore, our performance depends upon economic conditions in California, and in Southern California in particular, and may be adversely affected by social factors or natural disasters in California. During the early 1990's, California experienced adverse economic conditions. A decline in the California economy could have a material adverse effect on our results of operations and financial condition.

DEPENDENCE ON CONSUMER FINANCE PORTFOLIO OF BANNER'S CENTRAL ELECTRIC AND CHANGING BUSINESS FOCUS

        Historically, our major source of revenue has been derived from the consumer finance receivables we purchase from Banner's Central Electric. The performance of the Consumer Products Portfolio and the ability to continue this business line, therefore, depends substantially upon the success of Banner's Central Electric's retail stores and its decision and ability to remain in business over which we have no control. Also, since 1997, Banner's Central Electric's sales have declined significantly with a corresponding decline in the level of receivables we purchase from them and, accordingly, we have begun to change our strategic business focus away from the purchase of these receivables toward our mortgage business.

MORTGAGE PORTFOLIO RISKS AND NEED FOR A LINE OF CREDIT

        The credit risks associated with our second mortgage loans, including applicable loan to value ratios, and the credit and income histories of the mortgagors are generally higher than in conventional conforming mortgage loans and may lead to higher delinquency rates. Also, our businesses may be materially and adversely affected by declining real estate values as our security interest in the property securing such loans is subordinated to the interest of the first mortgage holder. If the value of the property securing the second mortgage loan is not sufficient to repay the borrower's obligation to the first mortgage holder upon foreclosure, or if there is no additional value in such property after satisfying the borrower's obligation to the first mortgage loan holder, the borrower's obligation to us will likely not be satisfied. If we are to continue to grow our mortgage business we will require substantial capital to finance our future operations. Consequentially, our ability to expand our operations will be dependent upon obtaining financing and the terms thereof. To date, we have had preliminary discussions with financial institutions about obtaining a line of credit for our mortgage business, but there cannot be any assurance that we will be successful in obtaining such a line.

SEASONAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

        We historically experience the highest demand for our purchased finance receivables between October and December, and experience the lowest demand for our purchased finance receivables between January and March. These significant seasonal fluctuations in our business directly impact our operating results and cash needs.

COMPETITION

        The installment credit business is highly competitive. Through our relationship with Banner's Central Electric and other retailers, we compete with those department stores, discount stores and other retail outlets which also provide credit to low-income consumers. The largest national and regional competitors have significantly greater resources than we do. Competition may arise from new sources having the expertise and resources to enter our markets either through expansion of operations or acquisitions. Our competitors in the mortgage business include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, savings associations and insurance companies. The largest national and regional competitors have more capital, more locations and greater economic resources than we do.

IMPACT OF GOVERNMENT REGULATION

        Our operations are regulated by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. These requirements and restrictions include, among other things:

        -       regulating credit granting activities;

        -       establishing maximum interest rates and charges;

        -       requiring disclosures to customers;

        -       governing secured transactions;

        -       setting collection repossession and claims handling procedures;
                and

        - regulating insurance claims practices and procedures, and other trade practices.


        Although we believe that we are in compliance in all material respects with applicable local, state and federal laws, rules and regulations, we cannot assure that more restrictive laws, rules and regulations will not be adopted in the future which may make compliance more difficult or expensive, restrict our ability to purchase or finance installment sales, further limit or restrict the amount of interest and other charges imposed in installment sales originated by us or by third-party retailers, or otherwise materially adversely affect our business or prospects. See "Business -- Regulation."


DEPENDENCE UPON KEY PERSONNEL


        Our success depends substantially on certain members of our senior management, in particular Mr. Cypres, our Chairman of the Board, Chief Executive Officer, and Chief Financial Officer. The loss of the services of Mr. Cypres could materially adversely affect our business and financial condition. We do not maintain key man life insurance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS


        The following discussion should be read in conjunction with the information in our Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Information Statement. Certain statements under this caption relate to matters that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these statements. Factors that might cause such a difference, include but are not limited to, credit quality, economic conditions competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates and government regulation. For additional information concerning these factors see "Business -- Business Considerations and Certain Factors that May Affect Future Results of Operations and Stock Price."


OVERVIEW

        Our aggregate portfolio of gross receivables from which we derived the majority of our revenues declined to $29.8 million at September 30, 2000 compared to $35.5 million and $41.0 million at December 31, 1999 and 1998, respectively, primarily reflecting continued decline in our Consumer Products Portfolio. In 1997, West Coast made a strategic decision to de-emphasize Banner's Central Electric's business and since then Banner's Central Electric retail sales have declined significantly with a corresponding decrease in the level of consumer receivables that we purchased from them. Our gross receivables of the Consumer Products Portfolio declined to $22.8 million at September 30, 2000 compared to $27.8 million and $33.9 million at December 31, 1999 and 1998, respectively. Our Consumer Products Portfolio historically increases from the period between October through December reflecting higher holiday retail credit sales at Banner's Central Electric stores, which we subsequently purchase. Our portfolio of receivables, which we generate from customers of independent retailers, has also experienced significant decline as a result of our decision in 1998 and 1999 to phase out substantially all of these relationships. Our portfolio of automobile insurance premiums, which we finance, has also declined in 1998 and 1999, and in the nine months ended September 30, 2000, as a result of the insurance companies that we act as brokers for offering financing directly to their customers.

        Our Mortgage Portfolio increased to $6.3 million at September 30, 2000 compared to $5.0 million and $0.3 million at December 31, 1999 and 1998, respectively. In August 2000, we made a decision to temporarily suspend making any new mortgage loans pending evaluation of whether we can obtain long-term financing from financial institutions to support future growth. In September 2000, we began to originate first and second mortgage loans for other financial institutions for which we earn an origination fee.

RESULTS OF OPERATIONS


                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in thousand, except per share data)



                                                     YEARS ENDED                        NINE MONTHS ENDED
                                                     DECEMBER 31,                         SEPTEMBER 30,
                                             --------------------------            --------------------------
                                              1998               1999               1999               2000
                                             -------            -------            -------            -------
REVENUES:
   Interest income                           $ 9,960            $ 7,821            $ 6,006            $ 5,232
   Other income                                4,070              2,804              2,245              1,663
   Transaction fee from affiliate                933                799                519                 --
                                             -------            -------            -------            -------
      Total Revenue                           14,963             11,424              8,770              6,895
                                             -------            -------            -------            -------

COSTS AND EXPENSES:
   Operating expenses                          8,639              6,713              4,988              4,698
   Provision for credit losses                 2,862              2,719              1,859              1,422
                                             -------            -------            -------            -------
      Total Costs and Expenses                11,501              9,432              6,847              6,120
                                             -------            -------            -------            -------
   Income before taxes                         3,462              1,992              1,923                775

   Income tax expenses                         1,384                797                769                310
                                             -------            -------            -------            -------
      Net Income                             $ 2,078            $ 1,195            $ 1,154            $   465
                                             =======            =======            =======            =======

PRO FORMA PER SHARE DATA:
  Basic earnings per share                                      $  0.17            $  0.06
  Diluted earnings per share                                    $  0.17            $  0.06

  Weighted average number of
     Common shares outstanding                                    7,166              7,166

CONSUMER PRODUCTS PORTFOLIO TREND


                           CONSUMER PRODUCTS PORTFOLIO
             (DOLLARS IN THOUSANDS, EXCEPT AVERAGE CONTRACT BALANCE)


                                                                  YEARS ENDED                         NINE MONTHS ENDED
                                                                  DECEMBER 31,                           SEPTEMBER 30,
                                                          ---------------------------             ---------------------------
                                                           1998                1999                1999                2000
                                                          -------             -------             -------             -------

Gross receivable (at end of period)                       $33,886             $27,788             $26,153             $22,771
Deferred interest (at end of period)                        3,333               2,787               2,395               2,224
                                                          -------             -------             -------             -------
Net receivable (at end of period)                          30,553              25,000              23,758              20,527
Deferred insurance revenues (at end of period)                 94                  69                  71                  50
                                                          -------             -------             -------             -------
Net carrying value                                        $30,459             $24,932             $23,687             $20,477
                                                          =======             =======             =======             =======
Average net receivable                                    $30,655             $26,359             $27,035             $22,805
Number of contracts (at end of period)                     62,897              56,010              52,051              43,908

Average net contract balance                              $   496             $   471             $   470             $   470

Total interest income                                       7,224               6,447               4,985               4,268
Late charge and extension fee income                        1,343               1,283                 985                 889


Provision for credit losses                                 2,404               2,475               1,727               1,395
Provision for credit loss as a percentage
    of average net receivable(1)                              7.8%                9.4%                8.5%                8.2%
Net write-offs                                              2,541               2,474               1,727               1,245
Net write-offs as a percentage of average
    net receivable(1)                                         8.3%                9.4%                8.5%                7.3%

Average interest rate on average net
    Receivable(1)                                            23.6%               24.6%               24.6%               25.0%


(1) Percentages for the nine months ended September 30, 1999 and 2000 are annualized.


MORTGAGE PORTFOLIO


        At September 30, 2000 and December 31, 1999 and 1998, the gross receivables of the mortgage portfolio was $6.3 million, $5.0 million and $0.3 million, respectively. The number of mortgage loans outstanding at September 30, 2000, and December 31 1999 and 1998 were 737, 505 and 18, respectively. The average interest rate on the portfolio for the nine months ended September 30, 2000 and years ended December 31, 1999 and 1998, was 15.6%, 14.7% and 14.5%,
respectively.

        At September 30, 2000, and December 31, 1999, there was $0.3 million and $0.2 million of receivables with balances over 31 days past due.

DELINQUENCY EXPERIENCE AND ALLOWANCE FOR CREDIT LOSSES

        Borrowers under our contracts are required to make monthly payments. The following sets forth our delinquency experience for accounts with payments 31 days or more past due and allowance for credit losses for our finance receivables.



                             FINANCE RECEIVABLES(1)
                             (DOLLARS IN THOUSANDS)



                                                                                                NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                                          -------------------------         -------------------------
                                                            1998             1999             1999             2000
                                                          --------         --------         --------         --------
Past due accounts 31 days or more (gross receivable):     $  2,334         $  2,205         $  2,210         $  1,502

Accounts with payments 31 days or more past due as a
    percentage of end of period gross receivables              5.7%             7.2%             7.5%             6.4%

Allowance for credit losses                               $  1,590         $  1,619         $  1,590         $  1,441

Allowance for credit losses as a percentage of net
    receivables                                                4.3%             5.9%             5.9%             6.8%



(1) Includes our consumer products, independent retailer and premium finance portfolios.



        Our finance receivables accounts which were 31 days or more past due decreased to $1.5 million at the end of September 30, 2000 compared to $2.2 million at the end of September 30, 1999 and $2.2 million at the end of December 31, 1999. These declines primarily reflect the decline in the aggregate level of our finance receivables portfolios during these periods. As a percentage of the end of period gross finance receivables, accounts with 31 days or more past due decreased to 6.4% at September 30, 2000 from 7.2% at December 31, 1999, reflecting more stringent credit guidelines which were implemented following a rise in this percentage at the end of December 31, 1999 as compared to December 31, 1998. We believe the rise experienced in this percentage during 1999 was a result of excessive credit burdens for some customers due to an aggressive over extension of credit in the market place in which we compete. Although the allowance for credit losses at September 30, 2000 decreased to $1.4 million from $1.6 million at December 31, 1999, expressed as percentage of net receivables the allowance for credit losses increased to 6.8% at September 30, 2000 compared to 5.9% at December 31, 1999, primarily as a result of the continuing decline of the aggregate receivables portfolios.


NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1999

        Total revenue in the nine months ended September 30, 2000 decreased to $6.9 million from $8.8 million in the nine months ended September 30, 1999, a decrease of $1.9 million.

        Interest income for the nine months ended September 30, 2000 decreased to $5.2 million from $6.0 million in the nine months ended September 30, 1999, a decrease of $0.8 million. This decrease was primarily due to a decrease in our Consumer Products Portfolio as a result of a decreased level of receivables purchased from Banner's Central Electric, reflecting Banner's Central Electric's declining retail sales. For the nine months ended September 30, 2000, our net consumer products portfolio averaged $22.8 million compared to $27.0 million in the nine months ended September 30, 1999. Also contributing to the decline was a decrease in interest income earned on our independent retailers and premium finance portfolio, as a result of our decision to phase out of substantially all of our independent retailer relationships and insurance companies (for which we act as broker) because they are offering financing directly to customers.

        Other income for the nine months ended September 30, 2000 declined to $1.7 million from $2.2 million in the nine months ended September 30, 1999, a decrease of $0.5 million. Other income primarily includes late charges and other fees charged on the receivables portfolio and the sale of automobile insurance. Of the decrease approximately $0.2 million was due to a decline in late charges and other fees primarily reflecting the decrease level of the finance receivables portfolio and $0.3 million was due to a decrease in the level of automobile insurance sold. The agreement under which we charged a transaction fee to Banner's Central Electric was terminated effective January 1, 2000.

        Operating expenses for the nine months ended September 30, 2000 decreased to $4.7 million from $5.0 million in the nine months ended September 30, 1999, a decrease of $0.3 million. Of this decrease, approximately $1.3 was due to a reduction in salary and overhead expenses corresponding to the decrease in revenues in the nine months ended September 30, 2000, offset by a charge of approximately $1.0 million for the early termination of a lease. As a percentage of interest and other income, operating expenses (net of the lease termination charge) were 53.7% and 60.5% in the nine months ended September 30, 2000 and 1999, respectively.

        The provision for credit losses decreased to $1.4 million in the nine months ended September 30, 2000 compared to $1.9 million in the nine months ended September 30, 1999. This decrease was primarily due to a decrease in the average receivable portfolio in the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999, and to decreased delinquencies.


        As a result of the foregoing factors, net income in the nine months ended September 30, 2000 decreased to $0.5 million from $1.2 million in the nine months ended September 30, 1999.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

        Revenues in the year ended December 31, 1999 decreased to $11.4 million from the $15.0 million in the year ended December 31, 1998, a decrease of $3.6 million.

        Interest income for the year ended December 31, 1999 decreased to $7.8 million compared to $10.0 million in the year ended December 31, 1998, a decrease of $2.2 million. Of this decrease, $0.8 million was due to a decrease in interest income earned on our consumer products portfolio as a result of the decreased level of receivables we purchased from Banner's

Central Electric, reflecting Banner's Central Electric's declining retail sales. For the year ended December 31, 1999 our gross consumer products portfolio averaged $26.4 million compared to $30.7 million in the year ended December 31, 1998. The remaining decrease was primarily attributable to a $0.8 million and $0.6 million decrease in interest income earned on our independent retailer and premium finance portfolios, respectively, reflecting the declining trends in these portfolios. Also contributing to the decline was a decrease in interest income earned on our independent retailers and premium finance portfolios as a result of our decision to phase out of substantially all of our independent retailer relationships and insurance companies (for which we act as broker) because they are offering financing directly to customers.

        Other income for the year ended December 31, 1999 decreased to $2.8 million from $4.1 million in the year ended December 31, 1998. A decline of $1.3 million in the income primarily includes late charges and other fees charged on the receivables portfolio and the sale of automobile insurance. Of the decrease, approximately $0.2 million was due to a decline in late charges and other fees primarily reflecting the decreased level of the finance receivables portfolio and $1.1 million due to a decrease in the level of automobile insurance sold.

        Transaction fees from an affiliate decreased to $0.8 million in the year ended December 31, 1999 compared to $0.9 million in the year ended December 31, 1998. Banner's Central Electric paid transaction fees to us based upon the level of receivables we purchased from them. The decline in transaction fees of $0.1 million reflected the decline in the level of receivables purchased and a decline in the rate charged on each transaction

        Operating expenses for the year ended December 31, 1999 decreased to $6.7 million from $8.6 million in the year ended December 31, 1998, a decrease of $1.9 million. This decrease was due to reductions in direct expenses and corporate overhead reflecting the decreased level of business activity. As a percentage of revenue, excluding transaction fees, operating expenses were 63.2% in the year ended December 31, 1999 compared to 61.6% in the year ended December 31, 1998.

        The provision for credit losses in the year ended December 31, 1999 was $2.7 million compared to $2.9 million in the year ended December 31, 1998. This decrease was due to a decreasing balance in the receivables portfolio.


        As a result of the foregoing factors, net income in the year ended December 31, 1999 declined to $1.2 million compared to $2.1 million in the year ended December 31, 1998, a decrease of $0.9 million.


LIQUIDITY AND CAPITAL RESOURCES

        We primarily finance our operations through the cash flow generated from operations and the liquidation of our receivables portfolios and from capital contributions from Central Financial.

        Net cash flow provided from operations totaled $3.5 million and $0.2 million in the nine months ended September 30, 2000 and 1999, respectively. In each of these periods the source of cash primarily consisted of net operating income after non-cash items. Non-cash items in each of the periods included depreciation and amortization, provision for credit losses and deferred income taxes. Other items affecting cash flows from operating activities in each of the periods included cash flows from increases (decreases) in prepaid expenses and other current assets, inventory and accounts payable and accrued expenses.

        Net cash flow used in operations for the year ended December 31, 1999 totaled $0.9 million, while net cash flow provided from operations in the year ended December 31, 1998 was $5.3 million. In each of the years the source of cash primarily consisted of net operating income after non-cash items. Non-cash items in each of the periods included depreciation and amortization, provision for credit losses and deferred income taxes. Other items affecting cash flows from operating activities in each of the periods included cash flows from increases (decreases) in prepaid expenses and other current assets and accounts payable and accrued expenses, and inventory in 1999.

        Net cash provided from investing activities totaled $3.5 million and $5.0 million for the nine months ended September 30, 2000 and 1999, respectively. Net cash provided by investing activities in each of the periods consisted of installment contracts and other contract receivables, offset by capital expenditures and cash flows from installment contracts returned to Central in 1999.

        Net cash provided from investing activities totaled $2.6 million and $9.2 million for the years ended December 31, 1999 and 1998, respectively. Net cash provided by investing activities in each of the years consisted of installment contracts and other contract receivables collected, installment contracts returned to Central, offset by capital expenditures.

        Net cash used in financing activities totaled $7.1 million and $5.6 million for the nine months ended September 30, 2000 and 1999, respectively. Net cash used in financing activities in each of the periods consisted of repayment of notes payable totaling $1.8 million and $12.0 million for the nine months ended September 30, 2000 and 1999, respectively. In addition, net cash used in financing activities included capital distributions totaling $5.3 million to Central Financial for the nine months ended September 30, 2000 and capital contributions from Central Financial totaling $6.4 million for the nine months ended September 30, 1999.


        Net cash used in financing activities totaled $2.1 million and $13.9 million for the years ended December 31, 1999 and 1998, respectively. Net cash used in financing activities consisted of repayment of notes payable totaling $10.2 million and $10.0 million for the years ended December 31, 1999 and 1998, respectively, and capital contributions totaling $8.1 million from Central Financial for the year ended December 31, 1999 and capital distributions totaling $3.9 million for the year ended December 31, 1998.


        We presently do not have a bank line of credit. Pursuant to an operating agreement with Hispanic Express, Hispanic Express has agreed to guarantee up to $4 million of bank borrowings to acquire consumer receivables that we may purchase from Banner's Central Electric. Should we decide to expand our mortgage business, we will need to obtain a bank line of credit.

        We expect that our existing capital resources will adequately satisfy our working capital requirements for the next 12 months. We anticipate that the level of receivables we purchase from Banner Central Electric will continue to decline in the future and will provide us with capital resources in excess of our working capital requirements. Our capital resources will be further enhanced should we liquidate our portfolio of second trust mortgages. To date we have not identified any other businesses in which to invest our excess capital resources.

        Our Board of Directors has authorized open-market purchases of up to 3 million shares of our common stock, subject to applicable law and depending on market considerations and other considerations that may affect open market repurchases of such shares pursuant to authorization from time to time. Any decision to purchase such shares will be based on the price of such shares and whether we have capital available for such purchase.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Historically, we have been exposed to interest rate risk in the form of variable interest rates on our Line of Credit. For the nine months ended September 30, 2000 and the twelve months ended December 31, 1999, the average interest rate charged on our previous Line of Credit was 8.7% and 7.7%, respectively. At September 30, 2000, we had no borrowings outstanding and no line of credit.

ITEM 3. DESCRIPTION OF PROPERTY

        Our executive and administrative offices occupy 5,000 feet of a building which is owned by an affiliate of West Coast. We do not pay any rent for this space. We believe that our executive and administrative offices are adequate for current and future needs. We lease certain facilities for our automobile insurance operations under month to month contracts.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of December 13, 2000, Central Financial owned all 7,166,000 shares of our outstanding common stock.

        Following the liquidation of Central Financial and the distribution of our common stock to Central Financial's stockholders under the Plan, our directors and executive officers will beneficially own our common stock in the amounts and percentages shown on the following table, based upon their respective ownership of Central Financial common stock as of December 13, 2000:



                                                       COMMON STOCK
                                                    BENEFICIALLY OWNED(1)
                                                   ----------------------
                                                   NUMBER OF    PERCENT OF
NAME OF BENEFICIAL OWNER                           SHARES(2)     CLASS(3)
------------------------                           ---------    ---------
Gary M. Cypres(4) ...............................  5,312,500         72.6%
Arturo Ochoa(5) .................................      5,000            *
William R. Sweet(6) .............................      3,800            *
Salvatore J. Caltagirone(7) .....................      2,800            *
All directors and executive officers as a group
(4 persons)(8) ..................................  5,319,100         72.7%




------------------



*       Less than 1%



(1) "Beneficial ownership" is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. So, for example, you "beneficially" own our common stock not only if you hold it directly, but also if you directly or indirectly (through a relationship, a position as a director or trustee, or a contract or understanding), have (or share) the power to vote the stock, to invest it, to sell it or you currently have the right to acquire it or the right to acquire it, for the purposes of this table, within 60 days of December 13, 2000.



(2) Except as otherwise noted below, each individual named in the table directly or indirectly has sole voting and investment power with respect to the shares shown which each such individual beneficially owns.



(3) Shares of our common stock issuable upon exercise of stock options exercisable within 60 days of December 13, 2000 are considered outstanding for computing the percentage of the person holding those options but are not considered outstanding for computing the percentage of any other person.



(4) Consists of 5,150,000 shares that are held as of December 13, 2000 by West Coast, Wells Fargo & Company and WLEP Pte. Ltd., for which Mr. Cypres has voting power, 77,500 shares that are held of record as of December 13, 2000 directly by Mr. Cypres, 12,500 shares that are held of record as of December 13, 2000 by Mr. Cypres' spouse and 12,500 shares that are held of record as of December 13, 2000 by or in trust by Mr. Cypres and his spouse for their children. An additional 60,000 shares is included representing options exercisable within 60 days of December 13, 2000. Of the 5,312,500 shares, Mr. Cypres will share voting and investment power of 25,000 shares with his spouse.



(5) Consists of 5,000 shares issuable upon exercise of stock options exercisable within 60 days of December 13, 2000.



(6) Consists of 1,000 shares that are held of record as of December 13, 2000 directly by Mr. Sweet and 2,800 shares issuable upon exercise of stock options exercisable within 60 days of December 13, 2000.



(7) Consists of 2,800 shares issuable upon exercise of stock options exercisable within 60 days of December 13, 2000.



(8) Consists of 91,200 shares issuable upon exercise of stock options exercisable within 60 days of December 13, 2000.


BENEFICIAL STOCK OWNERSHIP OF 5% STOCKHOLDERS

        The following table shows all persons or entities that will be "beneficial owners" of more than five percent of our common stock following the liquidation of Central Financial and the distribution of our common stock to Central Financial's stockholders under the Plan, based on their respective ownership of Central Financial common stock as of December 13, 2000.


                                                                COMMON STOCK
                                                             BENEFICIALLY OWNED(1)
                                                    --------------------------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER(2)        NUMBER OF SHARES(3)    PERCENT OF CLASS(4)
     ---------------------------------------        -------------------    -------------------
Gary M. Cypres(5) ...........................            5,312,500                72.6%
West Coast Private Equity Partners, L.P. ....            3,665,047               51.15%
Wells Fargo & Company .......................            1,104,933               15.42%
WCEP Pte Ltd. ...............................              380,020                5.30%
Wellington Management Company, LLP(6) .......              684,200                 9.3%


(1)     See footnote 1 in table included above.


(2) The address for Mr. Cypres, and West Coast is 5480 East Ferguson Drive, Commerce, California 90022, and the address for Wellington Management Company, LLP, or Wellington Management, is 75 State Street, Boston, Massachusetts 02109. The address for Wells Fargo & Company is 421 Montgomery Street, San Francisco, California 94103, and the address for WCEP Pte. Ltd. is c/o West Coast, 5480 East Ferguson Drive, Commerce, California 90022.


(3) Except as otherwise noted below, each person and entity named in the table directly or indirectly has sole voting and investment power with respect to the shares shown which each such person or entity beneficially owns.

(4) Shares of our common stock issuable upon exercise of stock options exercisable within 60 days of December 13, 2000 are considered outstanding for computing the percentage of the person or entity holding those options but are not considered outstanding for computing the percentage of any other person or entity.

(5) Consists of 5,150,000 shares that are held as of December 13, 2000 by West Coast, Wells Fargo & Company and WCEP Pte. Ltd. for which Mr. Cypres has voting control. 77,500 shares that are held of record as of December 13, 2000 directly by Mr. Cypres, 12,500 shares that are held of record as of December 13, 2000 by Mr. Cypres' spouse and 12,500 shares that are held of record as of December 13, 2000 by or in trust by Mr. Cypres and his spouse for their children. An additional 60,000 shares is included representing options exercisable within 60 days of December 13, 2000. Of the 5,312,500 shares, Mr. Cypres will share voting and investment power of 25,000 shares with his spouse.

(6) Based on a Schedule 13G filed with the SEC on February 11, 2000 relating to beneficial ownership of Central Financial's common stock by Wellington Management's clients. Of the 684,200 shares, Wellington Management shares the power to vote 436,000 of these shares and shares the power to dispose of all of these shares in its capacity as investment advisor to these clients.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following tables set forth certain information at December 13, 2000 regarding our directors and executive officers, their ages and their positions and offices with us. There are no arrangements among or between any of our directors or executive officers relating to their appointment or election to the respective position in our company and there are no family relationships among any of our directors or executive officers.


NAME                                  AGE      POSITION
----------------------                ---      ------------------------------------------------
Gary M. Cypres                        57       Chairman of the Board, Chief Executive Officer
                                               and Chief Financial Officer
Arturo Ochoa                          39       President
Salvatore Caltagirone                 57       Director
William R. Sweet                      63       Director

GARY M. CYPRES has been our Chairman of the Board and Chief Financial Officer since our formation and Chairman of the Board, Chief Executive Officer and President of Hispanic Express since its formation. Mr. Cypres has been Chairman of the Board, and Chief Executive Officer of Central Financial since its formation in 1996, Chairman of the Board of Central since February 1991, Chairman of the Board and Chief Executive Officer of Central Rents, Inc. since June 1994 and managing general partner of West Coast since March 1990. Prior to that, Mr. Cypres was a general partner of SC Partners, a private investment banking and consulting firm. From 1983 to 1985, Mr. Cypres was Chief Financial Officer of The Signal Companies. From 1973 to 1983, Mr. Cypres was Senior Vice President of Finance at Wheelabrator-Frye Inc. Mr. Cypres was a member of the Board of Trustees and a faculty member of The Amos Tuck School of Business at Dartmouth College.

It is contemplated that after the distribution of our common stock to Central Financial's stockholders, Mr. Cypres will spend that portion of his business time as may be required to oversee our operations and to direct or implement our business strategies, as contemplated by our operating agreement with Hispanic Express. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Banner's Central Electric, and as Chairman of the Board and Chief Executive Officer of Central Rents, Inc. See "Certain Relationships and Related Transactions."

ARTURO J. OCHOA has been our President since our formation. Since August 1998, Mr. Ochoa has been President of Central Financial's mortgage business. Prior to joining Central Financial, Mr. Ochoa was Area Manager and then Regional Vice President with Home Savings of America. From 1983 to 1992 he served as a District Manager with Transamerica Financial Services. Mr. Ochoa graduated from the University of Southern California, School of Business.

SALVATORE J. CALTAGIRONE has been one of our directors since our formation and director of Central Financial since September 1997. Mr. Caltagirone has been retired since October 1994. From the fall of 1990 to October 1994, he was an employee of G.M. Cypres & Company. From March 1987 to June 1990, he was employed as the Managing Director of Henley Group.

WILLIAM R. SWEET has been one of our directors since our formation and director of Central Financial since September 1997. In July 1996, Mr. Sweet retired from his position of Executive Vice President -- Wholesale Banking at Union Bank of California, N.A., a position he had held since July 1985. Mr. Sweet currently serves as a trustee of CNI Charter Funds.

COMMITTEES OF THE BOARD OF DIRECTORS


        The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee consists of Mr. Caltagirone and Mr. Sweet and will have the authority to determine compensation for our executive officers and to administer our 2000 Stock Option Plan. The Audit Committee consists of Mr. Caltagirone and Mr. Sweet, who have the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of the audit and non-audit fees and review the adequacy of our internal accounting controls.

ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

        The following table summarizes the compensation for the year ended December 31, 1999 of our Chief Executive Officer and our other executive officer whose compensation exceeded $100,000 for the year ended December 31, 1999.


                          SUMMARY COMPENSATION TABLE(1)



                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
NAME AND PRINCIPAL POSITION                             SALARY          BONUS             OPTIONS/SARS
---------------------------                           -----------      ---------          ------------
Gary M. Cypres (2)                                    $    25,000      $      --                  --
         Chairman of the Board, Chief
         Executive Officer and Chief
         Financial Officer

Arturo Ochoa (3)                                      $   140,000      $  20,000                  --
         President


(1) Certain of our executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of such benefits, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of such Named Executive.

(2) Mr. Cypres became an executive officer of our company upon our formation. In 1999, $25,000 of Mr. Cypres's total compensation paid by Central Financial was allocated to our company. Concurrent with the distribution of our common stock to Central Financial's stockholders, Mr. Cypres will receive a yearly compensation of $75,000.

(3)     Mr. Ochoa became an executive officer of our company upon our formation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        We established a Compensation Committee, which consists of Mr. Caltagirone and Mr. Sweet. Prior to the establishment of the Compensation Committee, decisions concerning the compensation of executive officers were made by the Board of Directors of Central Financial. None of our executive officers currently serves as a director or member of the Compensation Committee of another entity or of any other committee of the Board of Directors of another entity performing similar functions. See "Certain Relationships."

COMPENSATION PURSUANT TO PLANS AND ARRANGEMENTS


        Set forth below is information with respect to certain of our benefit plans and employment arrangements pursuant to which cash and non-cash compensation is proposed to be paid or distributed in the future to our directors and executive officers. Base compensation does not include compensation pursuant to any of the plans and arrangements described herein.

STOCK OPTION PLAN

        Concurrent with the distribution of our common stock to the stockholders of Central Financial, Central Financial will terminate its Stock Option Plan. Our Board of Directors and stockholders have approved the Banner Central Finance Company 2000 Stock Option Plan, or the 2000 Plan. The 2000 Plan provides that it is to be administered by a committee of the Board of Directors, referred to as the Option Committee. The Compensation Committee is expected to function as the Option Committee. The Option Committee has the authority, within limitations as set forth in the 2000 Plan, to establish rules and regulations concerning the 2000 Plan, to determine the persons to whom options may be granted, the number of shares of common stock to be covered by each option, and the terms and provisions of the options to be granted, provided, that such grants shall conform with Section 260.140.41 of the California Securities Code. Subject to the terms set forth in the 2000 Plan, the Option Committee has the right to cancel any outstanding options and to issue new options on such terms and upon such conditions as may be consented to by the optionee affected.


        A total of 1,100,000 shares are reserved for issuance under the 2000 Plan. No individual may be granted options under the 2000 Plan with respect to more than 550,000 shares during the duration of the 2000 Plan. Upon the consummation of the Plan, all options granted by Central Finance under its Stock Option Plan will be terminated and certain optionees under such Stock Option Plan will be granted options to purchase shares of common stock of Banner Central Finance under the 2000 Plan. It is expected that options to purchase 491,000 shares of common stock of Banner Central Finance will be granted to eligible participants under the 2000 Plan effective upon the closing of the Distribution, including options to certain executive officers as set forth below. Options granted pursuant to the 2000 Plan would vest over two different time periods. Options granted which equal the number of Options granted to executive officers and employees under the Central Financial Stock Option Plan will vest as they would have been vested under the Central Financial Stock Option Plan at the time of distribution, except for those officers and employees which had been with Central Financial or its predecessor company for a period in excess of 5 years, which shall be 60% vested in total options granted to them. Options granted to executive officers and employees which exceed the amounts granted to them under the Central Financial Stock Option Plan will vest in such Options over a five-year period in equal annual amounts, subject to reasonable conditions such as continued employment. Upon the effectiveness of these grants, 609,000 shares of common stock will remain available for future grants of options under the 2000 Plan.


        The number of shares which may be granted under the 2000 Plan or under any outstanding options will be proportionately adjusted in the event of any stock dividend or if the common stock shall be split, reverse split, recapitalized, converted, exchanged, reclassified or in any way substituted. Subject to the terms of the 2000 Plan, and in the event of a recapitalization, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in our corporate structure or outstanding shares, the Option Committee may make such equitable adjustments to the number and class of shares available under the 2000 Plan or to any outstanding options as it shall deem appropriate to prevent dilution or enlargement of rights. The maximum term of any option granted pursuant to the 2000 Plan is ten years. In general, shares subject to options granted under the 2000 Plan which expire, terminate or are canceled without having been exercised in full become available again for options grants.

        The class of eligible persons under the 2000 Plan will consist of directors and employees of, and consultants to, us or a parent or subsidiary of us, as determined by the Option Committee, except that nonemployee directors can only receive fixed grants of options under the terms set forth in the 2000 Plan. See "Compensation of the Board of Directors." Options granted under the 2000 Plan may be incentive stock options, or ISOs, or non-qualified options, at the discretion of the Option Committee; however, ISOs can only be granted to our employees or a parent or subsidiary. The 2000 Plan provides that the exercise price of an option (other than nonemployee director's option) will be fixed by the Option Committee on the date of grant; however, the exercise price of an ISO must be not less than the fair market value of the common stock on the date of the grant. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Internal Revenue Code of 1986, as amended. The exercise price of an ISO granted to any participant who owns stock possessing more than 10% of the total combined voting power of all classes of our outstanding stock, or a Ten Percent Stockholder, must be at least equal to 110% of the fair market value of the common stock on the date of grant and the rate of exercise shall be at least twenty percent per year over five years. Prior to the listing date, no Ten Percent Stockholder shall be eligible for the grant of a nonqualified stock option unless the exercise price of such option is at least 110% of the fair market value of the common stock on the date of grant. Any ISOs granted to such participants also must expire within five years from the date of grant and the rate of exercise shall be at least twenty percent per year over five years. Additionally, options granted under the 2000 Plan will not be ISOs to the extent that aggregate fair market value of the shares with respect to which ISOs under the 2000 Plan (or under any other plan maintained by us or a parent or subsidiary of ours) first become exercisable in any year exceeds $100,000. No options shall be granted under the 2000 Plan or after the tenth anniversary of the adoption of the 2000 Plan.

        Options will be non-transferable and non-assignable except by will, the laws of descent and distribution, by instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to "immediate family" as defined in 17 C.F.R. 240.16a-1(e). Options (other than nonemployee director's options) are exercisable by the holder thereof subject to terms fixed by the Option Committee. However, no option can be exercised until at least six months after the date of grant.

        Notwithstanding the above, an option will be exercisable immediately upon the happening of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option): (1) the holder's retirement on or after attainment of age 65; (2) the holder's disability or death; (3) a "change of control" (as defined in the 2000 Plan) of Banner Central Finance while the holder is in the employ or service of Banner Finance Company; or (4) the occurrence of such special circumstances or events as the Option Committee determines merits special consideration, except with respect to nonemployee directors' options, by such other method as the Option Committee may permit from time to time.

        If an option holder terminates employment with us or service as one of our directors or as our consultant while holing an unexercised option, the option will terminate 30 days after such termination of employment or service unless the option holder exercises the option within such 30-day period. However, all options held by an option holder will terminate immediately if the termination is a result of a violation of such holder's duties. If cessation of employment or service is due to retirement on or after attainment of age 65, disability or death, the option holder or such holder's successor-in-interest, as the case may be, is permitted to exercise any option within three months after retirement or within one year after disability or death.

        The 2000 Plan may be terminated and may be modified or amended by the Option Committee or the Board of Directors at any time; provided, however, that
(1) no modification or amendment either increasing the aggregate number of shares which may be issued under options or to any individual or modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of such amendment; and, (2) no such termination, modification or amendment of 2000 Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof.



                                                      NUMBER OF
                                                        SHARES
                                                     UNDER OPTIONS
NAME                                                 TO BE GRANTED
---------------------------------------------------- -------------
Gary M. Cypres.............................             395,000
Arturo Ochoa............................                 50,000
William Sweet...............................             18,000
Salvatore Caltagirone.......................             18,000


COMPENSATION OF THE BOARD OF DIRECTORS


        We intend to pay to our Board of Directors who are not also our employees, or the nonemployee directors, an annual fee of $5,000. Members of the Board of Directors who are our employees will not be paid any Directors' fees. In addition, we may reimburse members of the Board of Directors for expenses incurred in connection with their activities on our behalf. Nonemployee directors will also each receive options to purchase 18,000 shares of common stock at an exercise price to be determined by the Board of Directors under the 2000 Stock Option Plan. All options granted to the nonemployee directors will be 40% vested with remaining balance to vest in equal annual installments over 3 years beginning on the date of grant, subject to continued service on the Board of Directors; however, no option can be exercised until at least six months after the date of grant. We will enter into agreements with all directors pursuant to which we will agree to indemnify them against certain claims arising out of their services as directors. Directors are also entitled to the protection of certain indemnification provisions in our Certificate of Incorporation and Bylaws. See "Compensation Pursuant to Plans and Arrangements -- Stock Option Plan" and "-- Indemnification Arrangements."


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with the Plan, Central Financial, Hispanic Express, our company and Banner's Central Electric have entered into various agreements for the purpose of defining the ongoing relationships among them. Since Central Financial currently owns both Hispanic Express and our company, these agreements are not the result of arm's-length negotiations. We believe, however, that these agreements are at least as favorable to us as those that could have been obtained from unaffiliated third parties. The following is a summary of the material terms of the agreements. See Notes 1 and 9 to our Consolidated Financial Statements appearing elsewhere in this registration statement.

CONTRIBUTION AGREEMENT

        We entered into a contribution agreement, referred to as the Contribution Agreement, with Central Financial. The Contribution Agreement covers the following matters:

        Contribution of Central Financial Subsidiaries. The Contribution Agreement provides for the contribution of certain of the assets and businesses of Central Financial to us. Specifically, Central Financial contributed to our company all of the issued and outstanding capital stock of Central Installment Credit Corporation, Central Financial Acceptance/Insurance Agency and Central Premium Finance Company.

        Contribution of Additional Property. The Contribution Agreement provides for the contribution by Central Financial of additional property from time to time, prior to or upon its dissolution and liquidation, if Central Financial should choose to do so.

FINANCING AGREEMENT

        We have entered into an agreement with Banner's Central Electric, referred to as the Financing Agreement, pursuant to which Banner's Central Electric granted us the exclusive right, at our option, to purchase without recourse consumer finance receivables originated by Banner's Central Electric for sales of merchandise at Banner's Central Electric stores in operation on the date of the Financing Agreement, and for all stores that Banner's Central Electric may determine to open in the future during the term of the Financing Agreement. We are not obligated to provide financing to any particular Banner's Central Electric customers, or to offer financing at any Banner's Central Electric location or locations. As part of this agreement, we have agreed to provide Banner's Central Electric with up to $6 million of inventory or inventory financing as long as the Financing Agreement remains in effect, and Banner's Central Electric has agreed to provide us, at no charge, an amount of floor space at Banner's Central Electric's stores as we may from time to time request. The Financing Agreement has a term of 10 years. Either party may terminate the Financing Agreement at any time upon one-year's prior written notice to the other party.

OPERATING AGREEMENT

        We have entered into an agreement with Hispanic Express, referred to as the Operating Agreement, which covers the following matters:

        Allocation of Business Opportunities. Due to the potential conflicts of interest resulting from the relationships between us and Hispanic Express, the Operating Agreement provides that we and our subsidiaries and Hispanic Express and its subsidiaries will not, without prior written consent of each other, directly or indirectly, engage in or enter any business which the other is currently engaged in.

        Management and Other Services. The Operating Agreement provides that Hispanic Express and its subsidiaries are obligated to provide to us and our subsidiaries and we and our subsidiaries are obligated to utilize, certain services, including management information systems, employee benefit plans, legal and accounting, insurance, computer and data processing systems. These arrangements will continue until terminated by either of us upon one-year's prior written notice. Termination may be made on a service-by-service basis or in its entirety. We will pay Hispanic Express its actual cost of providing services to us. If such services involve an allocation of expenses, Hispanic Express shall determine the allocation on the basis of the percentage utilization of such service or its management's best estimate thereof.

        Employee Benefits. The Operating Agreement provides that both we and Hispanic Express will assume all liabilities under the existing employee welfare benefit and profit sharing plans of Central Financial with respect to our employees and the employees of Hispanic Express and the employees of each of our subsidiaries who have become employees of each company. The Operating Agreement also provides that the employment by us and Hispanic Express of individuals who were employees of Central Financial and the subsidiaries prior to the distribution of our common stock to Central Financial's stockholders will not be deemed a severance of employment from Central Financial and its subsidiaries for the purpose of any policy, plan, program or agreement that provides for the payment of severance, salary continuation or similar benefits.

        Guaranty of Our Debt. The Operating Agreement provides that so long as the Financing Agreement between our company and Banner's Central Electric is in effect, Hispanic Express will guarantee up to $4 million of bank or similar financing, which we may borrow in connection with the purchases of consumer receivables generated from Banner's Central Electric.

TAX-SHARING AGREEMENT

        We have entered into a tax-sharing agreement with Central Financial and Hispanic Express, referred to as the Tax-Sharing Agreement, providing for:

        - the payment of federal, state and other income tax remittances or refunds for periods during which we and Hispanic Express are included in the same consolidated group for federal income tax purposes;

        - the allocation of responsibility for the filing of such tax returns;

        - the conduct of tax audits and the handling of tax controversies; and various related matters.

        For periods during which we and Hispanic Express were included in Central Financial's consolidated federal and state income tax returns, we and Hispanic Express will each be required to pay its allocable portion of the consolidated federal, state and other income tax liabilities and will be entitled to receive refunds determined as if each of us and our subsidiaries had filed separate income tax returns. With respect to Central Financial's liability for payment of taxes for all periods during which we and Hispanic Express were so included in Central

Financial's consolidated federal income tax returns, we and Hispanic Express will indemnify Central Financial for all federal, state, and other income tax liabilities for such periods. The date of the distribution will be the last day on which Hispanic Express and our company are required to be included in Central Financial's consolidated federal income tax returns.

SERVICE MARK LICENSE AGREEMENT

        We have entered into a Service Mark License Agreement, referred to as the Service Mark License Agreement, with Banner's Central Electric. Under the Service Mark License, Banner's Central Electric granted to us and each of our subsidiaries, whether such subsidiaries exist now or come into existence at a later time, the right to license the federally registered trademark "CFAC." The Service Mark License is non-exclusive and has an initial term of one year. The Service Mark License can be terminated by any party to it upon one year's written notice, and Banner's Central Electric can terminate the Service Mark License at any time if there is a change in control of our company.

GUARANTY AGREEMENT

        We entered into an Guaranty Agreement pursuant to which we have agreed to assume all liabilities and responsibilities under the Central Financial Supplemental Executive Retirement Plan or the SERP, solely and exclusively for Mr. Cypres, should Hispanic Express default on its obligation to pay the benefits due Mr. Cypres under the SERP.

        Benefits under the SERP are equal to 60% of Mr. Cypres' final average compensation as of the date he retires or terminates his employment. At December 31, 1999, Mr. Cypres was fully vested under the SERP. The following table shows the estimated annual retirement benefit that would be payable under the SERP by us if Hispanic Express defaults on its obligation to pay such benefit.

                               PENSION PLAN TABLE


                                                       YEARS OF SERVICE
                    -----------------------------------------------------------------------------------------
REMUNERATION           10                  15                  20                  25              30 or more
------------        --------            --------            --------            --------           ----------
 $250,000 .......   $150,000            $150,000            $150,000            $150,000            $150,000
  275,000 .......    165,000             165,000             165,000             165,000             165,000
  300,000 .......    180,000             180,000             180,000             180,000             180,000
  325,000 .......    195,000             195,000             195,000             195,000             195,000



OTHER TRANSACTIONS WITH AFFILIATES

        After completion of the distribution of our common stock to Central Financial's stockholders, West Coast and its coinvestors will beneficially own or otherwise control an aggregate of approximately 72% of our common stock. As such, West Coast will be able to elect the entire Board of Directors, adopt amendments to our Certificate of Incorporation, or effect a merger, sale of assets, or other fundamental corporate transaction without the approval of our other stockholders. West Coast will be able to control the direction of our future operations, including decisions regarding the issuance of additional shares of common stock and other securities. As long as West Coast is a majority stockholder of our common stock, it will be impossible for third parties to obtain control of us through purchases of common stock not beneficially owned or otherwise controlled by West Coast.

        Our company and Hispanic Express, or our respective subsidiaries, may enter into additional agreements, arrangements and transactions or agreements that modify the agreements described above, after the consummation of the distribution of our common stock to the stockholders of Central Financial. Any such agreements, arrangements and transactions will be determined through negotiations between us and Hispanic Express or our respective subsidiaries. Because West Coast may control both companies, such negotiations will not be at arm's length.

        Mr. Cypres is our Chairman of the Board, Chief Executive Officer and Chief Financial Officer, and is the Chairman of the Board, Chief Executive Officer and President of Hispanic Express and Chairman of the Board of Banner's Central Electric. West Coast, of which Mr. Cypres is the managing general partner, controls our company. West Coast and Mr. Cypres may have conflicts of interest with respect to transactions concerning us and our affiliates. Additionally, West Coast controls other companies, including us, Hispanic Express and Banner's Central Electric, all of which may have divergent interests. Banner's Central Electric owns and operates five installment credit stores in greater Los Angeles.

        Prior to the distribution of our common stock to Central Financial's stockholders, Mr. Cypres rendered services to us through an employment agreement with Central Financial. Effective as of September 6, 2000, Mr. Cypres is employed by our company and will receive compensation at the rate of $75,000 per year. Mr. Cypres will act as Chairman of the Board, Chief Executive Officer and Chief Financial Officer. In such capacities, Mr. Cypres will spend that portion of his business time as is required to oversee our operations and to formulate and direct the implementation of our business strategies. Mr. Cypres will continue to spend a portion of his business time as the managing general partner of West Coast, as Chairman of the Board, Chief Executive Officer and President of Hispanic Express, and as Chairman of the Board of Banner's Central Electric. See "Management" and "Description of Securities."

ITEM 8. DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 10,000,000 shares of common stock, $.01 par value.

        As of December 13, 2000, we had 7,166,000 shares of common stock issued and outstanding. All shares of common stock to be issued in connection with the distribution of our common stock to Central Financial's stockholders will be fully paid and nonassessable.

        The following summarizes the rights of holders of our common stock:

        - each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders, except as discussed in "Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws";

        - subject to preferences that may apply to shares of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors;

        - upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

        - there are no redemptive or sinking fund provisions applicable to our common stock; and

        - there are no preemptive, subscription or conversion rights applicable to our common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND
BYLAWS

        Some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Such provisions may also render the removal of our current Board of Directors or management more difficult. These provisions include:

        Limitation of Liability. Our certificate of incorporation eliminates the personal liability of our directors to us and our stockholders to the fullest extent permitted by the Delaware General Corporation Law; provided, however, that directors shall be liable to the extent provided by applicable law:

        - for any breach of the directors' duty of loyalty to us or our stockholders;

        - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        -       under Section 174 of the Delaware General Corporation Law; or

        - for any transaction from which the director derived any improper personal benefit.

        Our bylaws authorize us to provide indemnification to our directors and officers if they are made party to litigation by reason that such person was acting reasonably on our behalf and in good faith. These provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

        Calling Special Meeting and Action by Written Consent. Special meetings of our stockholders may be called only by our Board of Directors. This may make it more difficult to change the composition of our board of directors or to propose a transaction which could result in a change in control.

        No Cumulative Voting. Our certificate of incorporation does not provide for cumulative voting for any purpose. This ensures that the holder or holders of a majority of our common shares entitled to vote in an election of directors are able to elect all of the directors. This could deter investors from acquiring a minority of our shares of our common stock in order to obtain a board seat and influence corporate policy.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

        Under Section 203 of the Delaware General Corporation Law, we may not engage in a "business combination," which includes certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder," namely, any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with such an entity or person, for three years following the time that stockholder became an interested stockholder, unless;

        - prior to such date our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

        - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding for the purposed of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in a tender or exchange offer); or

        - on or subsequent to such date the business combination is approved by the Board of Directors and by at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

EFFECT OF QUASI-CALIFORNIA CORPORATION LAW

        Section 2115 of the California General Corporation Law, or the California General Corporation Law, provides that quasi-California corporations will be subject to certain substantive provisions in the California General Corporation Law notwithstanding comparable provisions in the law of the jurisdiction where the corporation is incorporated. Section 2115 is applicable to foreign corporations that have more than half of their stockholders residing in California and more than half of their business deriving from California. The determination of whether a corporation is a quasi-California corporation is based upon information contained in a certificate required to be filed within three months and fifteen days after the end of the corporation's fiscal year or within 30 days after the filings of its franchise tax return, if an extension of time to file such return was granted. Quasi-California corporations that are Large Public Corporations (i.e., that have securities listed on the New York or American stock exchanges, or securities designated for trading on the Nasdaq National Market, if the corporation has at least 800 holders of its equity securities as of the record date for its most recent annual meeting), are exempt from the application of Section 2115.

        We have qualified to do business in the State of California because we have substantially all of our property, employees and operations in California. Therefore, absent an exemption, we would be deemed to be a quasi-California corporation.


        Because we will be deemed to be a quasi-California corporation, certain of the provisions for our Certificate of Incorporation and Bylaws would not be authorized by California law. In addition, under California law, cumulative voting for the election of directors is mandatory unless a corporation that is a Large Public Corporation has expressly eliminated cumulative voting in its articles of incorporation. Furthermore, California law with respect to the payment of dividends is more restrictive than Delaware law. Under California law, a corporation is prohibited from paying dividends unless (i) the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution; (ii) the assets of the corporation exceed 1-1/4 times its liabilities; or (iii) the current assets of the corporation exceed its current liabilities, but if the average pretax net earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1-1/4 times its current liabilities.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

        There is currently no public market for our shares of common stock, and we do not know whether a trading market will develop on or after the Liquidation Date. The common stock of Central Financial currently trades on the OTC Bulletin Board. We would expect our shares of common stock to also trade on the OTC Bulletin Board under the symbol "BCFC" if, after the Liquidation Date, at least one market maker submits application to the OTC Bulletin Board in which it represents that:

        -       it desires to represent us as a market maker; and

        - it has satisfied all applicable requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

        In connection with the Plan, and pursuant to this registration statement on Form 10, we are registering our common stock under the Securities Exchange Act of 1934, as amended. Following the Liquidation Date we will have 7,166,000 shares of our common stock outstanding, and we anticipate that if we become a publicly traded company, we will have approximately 138 initial beneficial holders and approximately six initial holders of record of our common stock, and that the public float will be 1,939,000 common shares. Approximately 421,000 shares of our common stock will be subject to outstanding options to purchase, or securities convertible into shares of our common stock.

        The shares of our common stock distributed in connection with the Plan will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of our company under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of our company after the distribution of our common stock to Central Financial's stockholders generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors as well as our principal stockholders. Persons who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 thereunder. However, under applicable law and because of the substantial control it has over us, West Coast will have "restricted securities" under Rule 144. We do not have any agreements to register our common stock under the Securities Act, nor do we currently anticipate that we will register our common stock under the Securities Act.

DIVIDEND INFORMATION

        We have never paid and have no present intention of paying cash dividends on our common stock. We anticipate that we will retain all earnings for use in our business, and we do not anticipate paying cash dividends for the foreseeable future. Any determination in the future to pay dividends will depend on our financial condition, capital requirements, results of operations, contractual limitations, legal restrictions and any other factors our Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS

        We are involved in certain legal proceedings arising in the normal course of business. We do not believe the outcome of these matters will have a material effect on us.

ITEM 3. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        On September 5, 2000, we issued 7,166,000 shares of our common stock, representing all of the outstanding shares of our common stock, to Central Financial, in consideration for the contribution to us by Central Financial of three of its subsidiaries on that date. The contributed subsidiaries are Central Installment Credit Corporation, Central Financial Acceptance/Insurance Agency and Central Premium Finance Company.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 4.

        The securities were issued and considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION AGREEMENTS

        We entered into Indemnification Agreements pursuant to which we have agreed to indemnify certain of our directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding.

DELAWARE CORPORATE LAW, CERTIFICATE OF INCORPORATION AND BYLAWS

        Our certificate of incorporation eliminates the personal liability of our directors to us and our stockholders to the fullest extent permitted by the Delaware General Corporation Law; provided, however, that directors shall be liable to the extent provided by applicable law:

        - for any breach of the directors' duty of loyalty to us or our stockholders;

        - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        -       under Section 174 of the Delaware General Corporation Law; or

        - for any transaction from which the director derived any improper personal benefit.

        Our bylaws authorize us to provide indemnification to our directors and officers if they are made party to litigation by reason that such person was acting reasonably on our behalf and in good faith. These provisions may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty or care.

                                    PART III

ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS


Number         Description
------         -----------
   2.1         Certificate of Incorporation, as amended*

   2.2         Bylaws*

   3           Form of specimen common stock certificate*

   6.1         Banner Central Finance Company 2000 Stock Option Plan*

   6.2         Contribution Agreement dated September 6, 2000 among Central
               Financial Acceptance Corporation and Banner Central Finance
               Company*

   6.3         Financing Agreement dated September 6, 2000 between Banner
               Central Finance Company and Banner's Central Electric, Inc.*

   6.4         Operating Agreement dated September 6, 2000 between Hispanic
               Express, Inc. and Banner Central Finance Company*

   6.5         Tax-Sharing Agreement dated September 6, 2000 among Hispanic
               Express, Inc. among Central Financial Acceptance Corporation,
               Hispanic Express, Inc. and Banner Central Finance Company*

   6.6         [Reserved]

   6.7         Service Mark License dated September 6, 2000 among Banner's
               Central Electric, Inc. and Banner Central Finance Company.*

   6.8         Form of Indemnification Agreement between Banner Central Finance
               Company and certain directors and/or officers*

   6.9         Supplemental Executive Retirement Plan Guaranty Agreement between
               Banner Central Finance Company and Hispanic Express, Inc.**

   27          Financial Data Schedule


--------

*       Previously filed in Registration Statement Form 10-SB filed on October
        11, 2000.


** Previously filed in Amended Registration Statement Form 10-SB filed on January 5, 2001.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANNER CENTRAL FINANCE COMPANY



Date:  January 19, 2001              By: /s/ Gary M. Cypres
                                        ---------------------------------------
                                         Gary M. Cypres
                                     Chairman, Chief Executive Officer and Chief
                                     Financial Officer

                                    PART F/S

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants.................................. F-2
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets............................................. F-3
  Consolidated Statements of Income....................................... F-4
  Consolidated Statements of Stockholders' Equity......................... F-5
  Consolidated Statements of Cash Flows................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Banner Central Finance Company:


We have audited the accompanying consolidated balance sheet of Banner Central Finance Company, a Delaware corporation, and subsidiaries, (the "Company") as of December 31, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1999, as restated, for the inclusion of the mortgage business -- See Note 3. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banner Central Finance Company as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Los Angeles, California
January 5, 2001

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                           DECEMBER 31,          SEPTEMBER 30,
                                                              1999*                  2000
                                                           -----------            -----------
                                                                                  (Unaudited)
ASSETS
  Cash                                                     $    72,000            $    27,000
  Finance receivables, net                                  30,231,000             25,304,000
  Prepaid expenses and other current assets                     99,000                 14,000
  Inventory                                                  4,893,000              4,282,000
  Deferred income taxes                                        560,000                484,000
  Property and equipment, net                                  235,000                216,000
  Intangible and other assets, net                             693,000                668,000
                                                           -----------            -----------
     TOTAL ASSETS                                          $36,783,000            $30,995,000
                                                           ===========            ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Notes payable                                            $ 1,800,000            $        --
  Accounts payable and accrued expenses                        554,000              1,367,000
                                                           -----------            -----------
     TOTAL LIABILITIES                                       2,354,000              1,367,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Group equity                                              34,429,000             29,628,000
                                                           -----------            -----------
     Total stockholders' equity                             34,429,000             29,628,000
                                                           -----------            -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $36,783,000            $30,995,000
                                                           ===========            ===========




*Amounts have been restated for certain items more fully described in Note 3 -- Restatement of Financial Information.


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                                        NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                                                  ----------------------------------            ----------------------------------
                                                     1998*                  1999*                   1999                   2000
                                                  -----------            -----------            -----------            -----------
                                                                                                           (Unaudited)
REVENUES
            Interest income                       $ 9,960,000            $ 7,821,000            $ 6,006,000            $ 5,232,000
            Other income                            5,003,000              3,603,000              2,764,000              1,663,000
                                                  -----------            -----------            -----------            -----------
            Total revenues                         14,963,000             11,424,000              8,770,000              6,895,000
                                                  -----------            -----------            -----------            -----------

COSTS AND EXPENSES
            Operating expenses                      8,639,000              6,713,000              4,988,000              4,698,000
            Provision for credit losses             2,862,000              2,719,000              1,859,000              1,422,000
                                                  -----------            -----------            -----------            -----------
            Total costs and expenses               11,501,000              9,432,000              6,847,000              6,120,000
                                                  -----------            -----------            -----------            -----------
            Income before provision for
            income taxes                            3,462,000              1,992,000              1,923,000                775,000
            Provision for income taxes              1,384,000                797,000                769,000                310,000
                                                  -----------            -----------            -----------            -----------
            Net income                            $ 2,078,000            $ 1,195,000            $ 1,154,000            $   465,000
                                                  ===========            ===========            ===========            ===========

UNAUDITED PRO FORMA DATA: (NOTE 1)
Pro forma net income per common share
(Unaudited):
            Basic                                                        $      0.17                                   $      0.06
            Diluted                                                      $      0.17                                   $      0.06

Pro forma shares used in calculating pro
forma net income per common share
(Unaudited):
            Basic                                                          7,166,000                                     7,166,000
            Diluted                                                        7,166,000                                     7,166,000




*Amounts have been restated for certain items more fully described in Note 3 -- Restatement of Financial Information.


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                               GROUP EQUITY*
                                                                               ------------
Balance, December 31, 1997                                                     $ 26,879,000
Capital distribution to related party                                            (3,866,000)
Net income for the year ended December 31, 1998                                   2,078,000
                                                                               ------------
Balance, December 31, 1998                                                       25,091,000
Capital contribution from related party                                           8,143,000
Net income for the year ended December 31, 1999                                   1,195,000
Balance, December 31, 1999                                                       34,429,000
Capital distribution to related party (Unaudited)                                (5,266,000)
Net income for the nine months ended September 30, 2000 (Unaudited)                 465,000
                                                                               ------------
Balance, September 30, 2000 (Unaudited)                                        $ 29,628,000
                                                                               ============




*Amounts have been restated for certain items more fully described in Note 3 -- Restatement of Financial Information.


        The accompanying notes are an integral part of these consolidated financial statements.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                         NINE MONTHS ENDED
                                                                   YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                                ------------------------------      ------------------------------
                                                                   1998(*)           1999(*)            1999              2000
                                                                ------------      ------------      ------------      ------------
                                                                                                              (Unaudited)
CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net income                                                    $  2,078,000      $  1,195,000      $  1,154,000      $    465,000

  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                   103,000           180,000            80,000            56,000
     Provision for credit losses                                   2,862,000         2,719,000         1,859,000         1,422,000
     Deferred income taxes                                           194,000            (1,000)            5,000            76,000
  Changes in assets and liabilities:
     Prepaid expenses and other current assets                       318,000           (99,000)          (49,000)           85,000
     Inventory                                                            --        (4,893,000)       (3,655,000)          611,000
     Accounts payable and accrued expenses                          (256,000)           (2,000)          842,000           813,000
                                                                ------------      ------------      ------------      ------------
        Net cash provided by (used in) operating
           activities                                              5,299,000          (901,000)          236,000         3,528,000
                                                                ------------      ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Installment contracts and other contract receivables
   (originated and acquired) collected, net of recoveries          7,123,000         2,368,000         4,781,000         3,505,000
  Installment contracts returned to Central                        2,138,000           262,000           245,000                --
  Capital expenditures, net                                          (37,000)          (48,000)          (72,000)          (12,000)
                                                                ------------      ------------      ------------      ------------
         Net cash provided by investing activities                 9,224,000         2,582,000         4,954,000         3,493,000
                                                                ------------      ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of notes payable, net                                (10,000,000)      (10,200,000)      (12,000,000)       (1,800,000)
  Capital (distribution to) contribution from related party       (3,866,000)        8,143,000         6,422,000        (5,266,000)
                                                                ------------      ------------      ------------      ------------
          Net cash used in financing activities                  (13,866,000)       (2,057,000)       (5,578,000)       (7,066,000)
                                                                ------------      ------------      ------------      ------------

NET INCREASE(DECREASE) IN CASH                                       657,000          (376,000)         (388,000)          (45,000)
CASH, BEGINNING OF PERIOD                                           (209,000)          448,000           448,000            72,000
                                                                ------------      ------------      ------------      ------------
CASH, END OF PERIOD                                             $    448,000      $     72,000      $     60,000      $     27,000
                                                                ============      ============      ============      ============

CASH PAID DURING THE PERIOD FOR:
  INTEREST                                                      $    656,000      $    144,000      $    105,000      $          -
  INCOME TAXES                                                  $    908,000      $    825,000      $    523,000      $      9,000




*Amounts have been restated for certain items more fully described in Note 3 -- Restatement of Financial Information.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      BASIS OF PRESENTATION AND NATURE OF OPERATIONS



        Basis of Presentation -- Banner Central Finance Company ("Banner Central Finance" or the "Company") was formed in September 2000. On September 6, 2000 the Board of Directors of Central Financial Acceptance Corporation ("Central Financial") approved a Plan of Complete Dissolution, Liquidation and Distribution (the "Plan") under which Central Financial's subsidiaries have been reorganized into two public companies, Hispanic Express, Inc. ("Hispanic Express") and Banner Central Finance. The Plan was approved by the stockholders of Central Financial on September 29, 2000 and it is anticipated that the Plan will be consummated on or about February 28, 2001. The Plan requires Central Financial to distribute to Central Financial's stockholders 100% of the outstanding Common Stock of Hispanic Express and Banner Central Finance. Pursuant to the Plan, Central Financial will contribute to Hispanic Express its investment subsidiaries, which are engaged in the small loan, travel finance and travel services businesses and will contribute to Banner Central Finance, its businesses engaged in selling and financing of automobile insurance, its consumer products receivable portfolio and its mortgage business.


        In addition, pursuant to the Plan, Hispanic Express and Banner Central Finance have entered into certain agreements for the purpose of defining the ongoing relationship among them (See Note 6). The transaction and agreements entered into contain provisions for the allocations of certain costs and expenses. Management of Banner Central Finance believes that such agreements provide for reasonable allocation of costs and expenses between the parties.

        The formation of Banner Central Finance has been accounted for at historical cost in a manner similar to a pooling of interest. The accompanying consolidated financial statements reflect the combined operations of Banner Central Finance and its subsidiaries, as if they had been consolidated at the beginning of the periods presented. For accounting purposes, Banner Central Finance has been allocated $1,800,000 of notes payable for the year ended December 31, 1999 (See Note 4).

        Unaudited pro forma net income per share is based on the number of common shares issued by the Company pursuant to the Plan that are assumed to be outstanding as of January 1, 1999.


        Nature of Operations -- The Company (1) purchases and services consumer finance receivables generated by the Company's customers for purchases of high quality brand name consumer products, appliances and furniture sold by Banner's Central Electric, Inc. ("Central," an affiliated company) and by independent retailers; (2) provides automobile insurance products and insurance premium financing to its customers; and (3) originates second trust mortgages. The Company's purchased finance receivables business is dependent upon the business activity of Banner's Central Electric, Inc., or Central, which is focused in Southern California. Central is an affiliate of the Company that has granted the Company the exclusive right to purchase the receivables it originates when it sells its inventory at its retail stores. The

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

Company generally experiences the highest demand for its financial products and services between October and December.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


        Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Banner Central Finance and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.



        Interim Consolidated Financial Information (Unaudited) -- The interim consolidated financial statements as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 and related footnote information are unaudited and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of these interim periods. The results for the nine months ended September 30, 2000 are not necessarily indicative of the operating results to be expected for the entire year.



        Finance Receivables -- Finance receivables include installment contracts that are purchased from Central, (referred to herein as the "Consumer Product Portfolio"), mortgage loan receivables originated by the Company (referred to herein as the "Mortgage Portfolio"), installment contracts that are originated when customers buy used cars, installment contracts purchased from unaffiliated third party retailers that sell products or services and receivables that arise from automobile insurance premium contracts, (collectively, referred to herein as the "Other Portfolio"). The annual percentage rate varies depending on the length of the contract and the amount of administrative fees. The contracts provide for scheduled monthly payments and mature generally from 1 to 24 months in the Consumer Product Portfolio, 48-60 months in the Mortgage Portfolio and from 8 to 60 months in the Other Portfolio.


        Certain direct loan origination costs are capitalized and recognized into expense over the life of the related loan using a method that approximates the interest method.

        The allowance for credit losses is provided for loans based on previous experience or when the events giving rise to credit losses are estimated to have occurred. The Company's portfolios comprise generally smaller-balance, homogeneous loans that are evaluated collectively to determine an appropriate allowance for credit losses. The allowance for credit losses is maintained at a level considered adequate by management to cover losses in the existing portfolios. Collection of past due accounts is pursued by the Company, and when the characteristics of an individual account indicates that collection is unlikely, the account is charged off and turned over to a collection agency. Accounts are generally charged off when they are between 91 and 150 days past due.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

        Allowance for credit losses is increased by charges to the provision for credit losses and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay and current economic conditions. The Company's non-mortgage customers are typically between the ages of 21 and 45 and earn less than $25,000 per year, have little or no savings and limited short-term employment histories. In addition, the Company's customers typically have no prior credit histories and are unable to secure credit from traditional lending sources. The Company makes its credit decisions primarily on its assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, the Company generally considers a customer's income level, type and length of employment, stability of residence, personal references and prior credit history with the Company. As a result, the Company is more susceptible to the risk that its customers will not satisfy their repayment obligations than are less specialized consumer lending companies or consumer finance companies that have more stringent underwriting criteria. Because the Company relies on the creditworthiness of its customers for repayment and does not rely on collateral securing the debt, the Company experiences actual rates of losses higher than lenders who have collateral which they can repossess in the event of a borrower's default.

        Recoveries on charge-offs are recognized as an addition to the allowance for credit losses on the cash basis of accounting and at the time the payment is received. Expenses related to recoveries are included in operating expenses. Recoveries for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999 and 1998, amounted to $514,000 and $663,000, and $848,000 and $961,000, respectively.

        Deferred insurance revenue arises from the deferral of the recognition of revenue from certain credit insurance contracts. Insurance premium revenue is recognized over the life of the related contract using a method that approximates the interest method.

        Pursuant to the terms of a financing agreement entered into in 1996 between Central and Central Installment Credit Company, a wholly owned subsidiary of Central Financial, Central Financial returned to Central purchased receivables with a book value, at the date of transfer, of $245,000 for the nine months ended September 30, 1999 and $262,000 and $2,138,000 for the years ended December 31, 1999 and 1998, respectively.


        Inventories -- The Company purchases consumer product inventory which it holds under a consignment arrangement until sold by Central. Inventories are stated at the lower of cost or market. Cost is determined by the average cost method.



        Property and Equipment -- Property and equipment are carried at cost. Long-lived property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable in accordance with Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

Lived Assets." If the carrying amount of the asset exceeds the estimated undiscounted future cash flows to be generated by the asset, an impairment loss would be recorded to reduce the asset's carrying value to its estimated fair value.

        Depreciation and amortization are computed primarily using the straight-line method over the estimated lives of the assets, as follows:

        Furniture, equipment and software....................... 5 to 10 years
        Leasehold improvements.................................. Life of lease


        Intangible Assets -- Intangible assets primarily arose in connection with the Company's acquisition of the net assets of an automobile insurance business during 1996. The excess of the purchase price over the fair value of net assets acquired is being amortized using the straight-line method over 30 years. The recoverability of the excess of the purchase price over the fair value of net assets acquired is analyzed annually based on undiscounted future cash flows. If the carrying value of the intangible asset exceeds the estimated undiscounted future cash flows, an impairment loss would be recorded to reduce the asset's carrying value to its estimated fair value. No impairment loss has been recorded to date. Accumulated amortization of intangibles as of September 30, 2000 and December 31, 1999 was $112,000 and $93,000, respectively.



        Income Recognition -- Interest income on the Consumer Product Portfolio is deferred (recorded as an off-set to finance receivables -- See Note 3) and recognized over the lives of the contracts using a method that approximates the interest method. Interest income on the Other Portfolio and our Mortgage Portfolio are deferred and recognized using the interest method. Transaction fees on contracts purchased from a related party and origination fees earned on mortgages are deferred and recognized using the interest method. Commissions income and broker fee income from the sale of automobile insurance products is deferred and recognized over the terms of the contracts, typically 12 months.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

Other income consists of:


                                                                    NINE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                   -------------------------     -------------------------
                                      1998           1999           1999           2000
                                   ----------     ----------     ----------     ----------
                                                                       (Unaudited)
Other Income
  Late and extension charges       $1,585,000     $1,408,000     $1,083,000     $  927,000
  Insurance products and other      3,418,000      2,195,000      1,681,000        736,000
                                   ----------     ----------     ----------     ----------
                                   $5,003,000     $3,603,000     $2,764,000     $1,663,000
                                   ==========     ==========     ==========     ==========




        Income Taxes -- The Company, Central Financial and Hispanic Express have entered into a Tax-Sharing Agreement (See Note 6). The Company follows SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of the deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.



        Advertising -- The Company advertises primarily on Hispanic television and radio, and through newspapers and direct mail. All advertising costs are expensed as incurred. Advertising expense for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999 and 1998 were $91,000 and $134,000, and $172,000 and $134,000, respectively.



        Concentration of Credit Risk -- The Company places its temporary cash and cash investments with high quality financial institutions. Management monitors the financial creditworthiness of these financial institutions. As of December 31, 1999, such investments were in excess of insured limits. The Company's purchased receivables business activity is with low-income customers located primarily in the greater Los Angeles area. A significant portion of the customers' ability to repay their loans is dependent upon general economic factors within the geographical area in which the Company operates. The Company's loans are unsecured and, thereby, the Company's ability to get repaid is totally dependent upon the general financial strength of the borrower. To mitigate a portion of this risk, the Company generally limits the amount of a will loan to a single customer to an amount not to exceed $1,300. The Company's mortgage business is also with customers located primarily in the greater Los Angeles area. A significant portion of the customers' ability to repay their mortgage loans is dependent upon general economic factors within the area in which the Company operates. Although these loans are secured, the Company is still dependent upon the general financial strength of the borrowers and the value of the borrowers' residential property.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

        Fair Value of Financial Instruments -- The carrying value of the Company's finance receivables approximates their fair value due to their short term nature and the generally stable rates of interest currently being charged in comparison to the rates reflected in the existing portfolios. Management believes that the fair value of the Company's financial instruments approximates their carrying values as of September 30, 2000 and December 31, 1999.


        The fair value of mortgages is estimated by utilizing discounted future cash flow calculations using interest rates currently being offered for similar loans to borrowers with similar credit risks and for the remaining estimated maturities. Substantially all of the Company's mortgages were issued after January 1, 1999. Management believes the carrying value of the mortgage portfolio approximates its carrying value as of September 30, 2000 and December 31, 1999.


        Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



        New Accounting Pronouncements -- In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.



        The effective date of SFAS No. 133 was delayed by the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133," until fiscal years beginning after June 15, 2000. The Company plans to adopt this statement on January 1, 2001. Management does not believe that adoption of this statement will have a material effect on the Company's financial position or results of operations. The Company does not currently own any derivative instruments.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

3.      RESTATEMENT OF FINANCIAL INFORMATION

        The Company has restated its financial statements for the years ended December 31, 1999 and 1998 to reflect the contribution of the mortgage business from Central Financial to the Company, which was previously reported in the financial statements of Hispanic Express. The previously reported financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States and were restated to reflect the reclassification of the mortgage business from the Company to Banner Central Finance. The impact of these adjustments on the Company's financial results as originally reported is summarized below:



                                         1998                                  1999
                            ------------------------------        ------------------------------
                            AS REPORTED        AS RESTATED        AS REPORTED        AS RESTATED
                            -----------        -----------        -----------        -----------
Revenues
    Interest income         $ 9,942,000        $ 9,960,000        $ 7,466,000        $ 7,821,000
    Other income              5,003,000          5,003,000          3,603,000          3,603,000
                            -----------        -----------        -----------        -----------
    Total revenues          $14,945,000        $14,963,000        $11,069,000        $11,424,000
                            ===========        ===========        ===========        ===========

Net income                  $ 2,067,000        $ 2,078,000        $ 1,012,000        $ 1,195,000
                            ===========        ===========        ===========        ===========

Net income per share                                              $      0.14        $      0.17
                                                                  ===========        ===========

Retained earnings at
    end of year             $24,764,000        $25,091,000        $29,492,000        $34,429,000
                            ===========        ===========        ===========        ===========



4.       FINANCE RECEIVABLES


                                                                DECEMBER 31,                  SEPTEMBER 30,
                                                        ------------------------------        ------------
                                                           1998               1999               2000
                                                        -----------        -----------        -----------
                                                                                              (Unaudited)
          Finance Receivables consist of:

          Consumer Product Portfolio                    $33,886,000        $27,788,000        $22,771,000

          Mortgage Portfolio                                327,000          4,986,000          6,256,000

          Other Portfolios                                6,835,000          2,718,000            791,000
                                                        -----------        -----------        -----------
                                                         41,048,000         35,492,000         29,818,000

          Less:  deferred interest and insurance          3,807,000          3,056,000          2,370,000
          Less:  deferred loan origination fees              70,000            537,000            640,000
          Less:  allowance for credit losses              1,590,000          1,668,000          1,504,000
                                                        -----------        -----------        -----------
                                                        $35,581,000        $30,231,000        $25,304,000
                                                        ===========        ===========        ===========

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

Customers are required to make monthly payments on installment contracts. The aggregate gross balance of accounts with payments 31 days or more past due are:


                                              DECEMBER 31,                SEPTEMBER 30,
                                     ------------------------------        ----------
                                         1998              1999              2000
                                     ------------        ----------        ----------
                                                                           (Unaudited)
  Consumer Product Portfolio:
    Past due 31 days or more         $  1,566,000        $1,470,000        $1,442,000
                                     ============        ==========        ==========

  Mortgage Portfolio:

    Past due 31 days or more         $          -        $  153,000        $  261,000
                                     ============        ==========        ==========

  Other Portfolios:
    Past due 31 days or more         $    768,000        $  735,000        $   60,000
                                     ============        ==========        ==========


Included in the other portfolios are delinquencies on canceled automobile insurance premium contracts. Since the Company seeks recovery of unearned premiums from the insurance companies, which can take up to 90 days, loans are not considered delinquent until more than 90 days past due. The amount greater than 90 days was $303,000 at December 31, 1999. There were no amounts greater than 90 days at September 30, 2000.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

The allowance for credit losses includes the following:


                                                                                                NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                  -------------------------------         -------------------------------
                                                     1998                1999                1999                2000
                                                  -----------         -----------         -----------         -----------
                                                                                                    (Unaudited)
Allowance for credit losses, beginning of
  period                                          $ 2,048,000         $ 1,590,000         $ 1,590,000         $ 1,668,000
Provision for credit losses                         2,862,000           2,719,000           1,859,000           1,422,000
Charge-offs, net                                   (2,641,000)         (1,859,000)         (3,320,000)         (1,586,000)
                                                  -----------         -----------         -----------         -----------
Allowance for credit losses, end of period        $ 1,590,000         $ 1,668,000         $ 1,590,000         $ 1,504,000
                                                  ===========         ===========         ===========         ===========



5.      NOTES PAYABLE

            Central Financial had a line of credit agreement with several banks and Wells Fargo Bank National Association, as Agent, (the "Wells Fargo Line of Credit"), that provided for the issuance of notes up to $100,000,000 subject to an allowable borrowing base. Borrowings under the facility bore interest at a weighted average rate of 8.0% and 7.7% in 1998 and 1999. Notes payable allocated to the Company at December 31, 1999 was $1,800,000 (See Note 1). The note was repaid in January 2000.

6.      INCOME TAXES

            The Company, Central Financial and Hispanic Express have entered into a Tax-Sharing Agreement (See Note 6). The income tax provision as presented in the accompanying consolidated financial statements are based upon the amount the Company would have paid as if it filed separate income tax returns for the periods presented.

            The provision for income taxes consists of the following:


                                            DECEMBER 31,                         SEPTEMBER 30,
                                  -------------------------------         ------------------------------
                                     1998                1999                1999               2000
                                  -----------         -----------         -----------        -----------
                                                                                   (Unaudited)
CURRENT:
Federal                           $ 1,041,000         $   699,000         $   669,000        $   203,000
State                                 149,000              99,000              95,000             31,000
                                  -----------         -----------         -----------        -----------
                                    1,190,000             798,000             764,000            234,000
DEFERRED:
Federal                               170,000              (1,000)              4,000             66,000
State                                  24,000                   -               1,000             10,000
                                  -----------         -----------         -----------        -----------
                                      194,000              (1,000)              5,000             76,000
                                  -----------         -----------         -----------        -----------
Provision for income taxes        $ 1,384,000         $   797,000         $   769,000        $   310,000
                                  ===========         ===========         ===========        ===========

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

A reconciliation of the provision for income taxes to the statutory rates is as follows:


                                                   DECEMBER 31,                 SEPTEMBER 30,
                                              ---------------------         ---------------------
                                                1998           1999           1999           2000
                                              ------         ------         ------         ------
                                                                                  (Unaudited)
Federal income taxes at statutory rate          35.0%          35.0%          35.0%          35.0%
State franchise taxes, net of federal
  benefit                                        5.0%           5.0%           5.0%           5.0%
                                              ------         ------         ------         ------
                                                40.0%          40.0%          40.0%          40.0%
                                              ======         ======         ======         ======


The tax effects of temporary differences giving rise to the deferred income tax assets and (liabilities) are as follows:


                                    DECEMBER 31,       SEPTEMBER 30,
                                    ------------       -------------
                                        1999                2000
                                     ---------           ---------
                                                         (Unaudited)
Allowance for credit losses          $ 647,000           $ 579,000
Amortization of goodwill               (37,000)            (45,000)
Other                                  (50,000)            (50,000)
                                     ---------           ---------
  Net deferred tax asset             $ 560,000           $ 484,000
                                     =========           =========


7.      RELATED PARTY TRANSACTIONS

            In connection with its formation, the Company, Central Financial, Hispanic Express and Central entered into certain agreements (the "Financing Agreement," the "Tax-Sharing Agreement" and the "Operating Agreement").

            The Financing Agreement grants the Company the exclusive right to provide financing to Central customers for a term of ten years from the date of the Plan and provides that any contracts purchased pursuant to this agreement will be at face value. As part of the Financing Agreement, the Company has agreed to provide Central with up to $6.0 million of inventory or inventory financing as long as the Financing Agreement remains in effect and Central has agreed to provide the Company, at no charge, an amount of floor space at Central's stores as the Company from time to time requests. In connection with this Financing Agreement, the Company purchased $13.8 million and $11.8 million of inventory during the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively, of which $4.9 million and $4.3 million is included in inventory at December 31, 1999 and September 30, 2000, respectively. The Company can terminate the Financing Agreement at any time upon one year's prior written notice to Central. Prior to January 1, 2000, the Company purchased receivables from Central at face value less a transaction fee and could return to Central certain levels of purchased receivables. For the nine months ended September 30, 1999 and the years ended December 31, 1999 and 1998, the transaction fees amounted to $0.5 million, $0.8 million and

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

$0.9 million, respectively, and the receivables returned to Central were $0.2 million, $0.3 million and $2.1 million, respectively.

            The Operating Agreement provides, among other things, that Hispanic Express or its affiliates are obligated to provide to the Company, and the Company is obligated to utilize, certain services, including receivables servicing, collections, payments, applications, accounting, management information systems and employee benefits. The Operating Agreement also provides for Hispanic Express to guarantee up to $4,000,000 of bank or similar financing of the Company, pursuant to certain conditions. To the extent that such services directly relate to the finance portion of the consumer products business contributed by Central Financial to the Company, or to the extent that other costs are incurred by Hispanic Express or its affiliates that directly relate to the Company, the Company is obligated to pay Hispanic Express or its affiliates the actual cost of providing such services or incurring such costs. The Operating Agreement continues until terminated by either the Company or Hispanic Express upon one year's prior written notice. Termination may be made on a service-by-service basis or in total. Allocated expenses totaled $2,410,000, and $3,289,000 for the nine months ended September 30, 2000 and 1999 and $4,373,000 and $5,529,000 for the years ended December 31, 1999, and 1998, respectively.

            The Company, Central Financial and Hispanic Express have entered into a Tax-Sharing Agreement which provides, among other things, for the payment of federal, state and other income tax remittances or refunds for periods during which the Company was included in the same consolidated group for federal income tax purposes, the allocation of responsibility for the filing of such tax returns and various related matters. For periods in which the Company was included in Central Financial's consolidated federal income tax returns, the Company will be required to pay its allocable portion of the consolidated federal, state and other income tax liabilities of the group and will be entitled to receive refunds determined as if the Company had filed separate income tax returns. With respect to Central Financial's liability for payment of taxes for all periods during which the Company was so included in Central Financial's consolidated federal income tax returns, the Company will indemnify Central Financial for all federal, state and other income tax liabilities of the Company for such periods. The date of the consummation of the Plan will be the last day on which the Company will be required to be included in Central Financial's consolidated federal income tax returns.

            For the twelve months ended December 31, 1998, the Company made a capital distribution to its parent company of $3,866,000 and received a capital contribution for the twelve months ended December 31, 1999 of $8,143,000. For the nine months ended September 30, 2000, the Company made a capital distribution to its parent company of $5,266,000. The capital transactions for the periods presented reflect contributions and distributions arising from the changing levels of the Company's receivables portfolios.

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

8.      STOCK OPTION PLAN


            In connection with the Plan, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). Subject to the terms of the 2000 Plan, a total of 1,100,000 shares of authorized Common Stock have been reserved for issuance pursuant to terms and conditions as determined by the Board of Directors. During the duration of the 2000 Plan, no individual may be granted options of more than 550,000 shares. Upon the consummation of the Plan, all options granted by Central Finance under its Stock Option Plan will be terminated and certain optionees under such Stock Option Plan will be granted options to purchase shares of common stock of Banner Central Finance under the 2000 Plan. Options to purchase 491,000 shares of Common Stock of Banner Central Finance will be granted to eligible participants under the 2000 Plan effective upon the consummation of the Plan. Executive officers and employees receiving options will be vested in such options in an amount that they would have been vested under the Central Financial Stock Option Plan at the time of consummation of the Plan, except for those officers and employees which had been with Central Financial or its predecessor for a period in excess of five years, which shall be 60% vested in total options granted to them. Upon the effectiveness of these grants, 609,000 shares of Common Stock will remain available for future grants of options under the 2000 Plan. The options have a maximum duration of five years and are subject to certain vesting and cancellation provisions, and may not be granted at less than the market value of the Company's Common Stock on the date of grant of the option.


            None of the options which will be granted have been included in the computation of diluted earnings per share reflected in the Consolidated Statement of Income. Upon issuance of the options in future periods, the earnings per share may be diluted to the extent that the average market value of the Company's stock exceeds the option exercise price.

9.      SEGMENT INFORMATION

            The Company's reportable segments are consumer receivables, mortgage loans, other and corporate overhead. Other includes primarily the automobile insurance and insurance premium financing operations. Information about these segments as of, or for the nine months ended September 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998 is as follows:

                BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

                                           CONSUMER                                            CORPORATE
                                          RECEIVABLES       MORTGAGE            OTHER           OVERHEAD         TOTAL
                                          -----------      -----------       -----------       ----------      -----------
For the Nine Months Ended
 September 30, 2000 (unaudited)
Interest income                           $ 4,483,000      $   715,000       $    34,000       $        -      $ 5,232,000
Other income                                  936,000          155,000           572,000                -        1,663,000
                                          -----------      -----------       -----------       ----------      -----------
   Total revenue                          $ 5,419,000      $   870,000       $   606,000       $        -      $ 6,895,000
                                          ===========      ===========       ===========       ==========      ===========

Pre-tax segment earnings (loss)           $   716,000      $   266,000       $   (32,000)      $ (175,000)     $   775,000
Segment assets                            $24,323,000      $ 5,611,000       $ 1,061,000       $        -      $30,995,000

For the Nine Months Ended
 September 30, 1999 (unaudited)
Interest income                           $ 5,530,000      $   184,000       $   292,000       $        -      $ 6,006,000
Other income                                1,602,000           55,000         1,107,000                -        2,764,000
                                          -----------      -----------       -----------       ----------      -----------
   Total revenue                          $ 7,132,000      $   239,000       $ 1,399,000       $        -      $ 8,770,000
                                          ===========      ===========       ===========       ==========      ===========

Pre-tax segment earnings (loss)           $ 2,078,000      $    52,000       $   (69,000)      $ (138,000)     $ 1,923,000
Segment assets                            $28,609,000      $ 3,555,000       $ 1,902,000       $        -      $34,066,000

For the Year Ended December 31, 1999
Interest income                           $ 7,131,000      $   355,000       $   335,000       $        -      $ 7,821,000
Other income                                2,119,000           98,000         1,386,000                -        3,603,000
                                          -----------      -----------       -----------       ----------      -----------
   Total revenue                          $ 9,250,000      $   453,000       $ 1,721,000       $        -      $11,424,000
                                          ===========      ===========       ===========       ==========      ===========

Pre-tax segment earnings (loss)           $ 2,106,000      $   163,000       $  (135,000)      $ (279,000)     $ 1,992,000
Segment assets                            $30,659,000      $ 4,470,000       $ 1,654,000       $        -      $36,783,000

For the Year Ended December 31, 1998
Interest income                           $ 9,075,000      $    18,000       $   867,000       $        -      $ 9,960,000
Other income                                3,230,000            3,000         1,770,000                -        5,003,000
                                          -----------      -----------       -----------       ----------      -----------
   Total revenue                          $12,305,000      $    21,000       $ 2,637,000       $        -      $14,963,000
                                          ===========      ===========       ===========       ==========      ===========

Pre-tax segment earnings (loss)           $ 3,082,000      $   (67,000)      $   133,000       $ (344,000)     $ 3,462,000
Segment assets                            $33,781,000      $   304,000       $ 3,563,000       $        -      $37,648,000


10.     COMMITMENTS AND CONTINGENCIES

            The Company leases office space for its automobile insurance business under operating leases which have expired and are currently on a month-to-month basis. Aggregate rental expense for the nine months ended September 30, 2000 and 1999 were $51,000 and

                 BANNER CENTRAL FINANCE COMPANY AND SUBSIDIARIES

$54,000, respectively, and for the years ended December 31, 1999 and 1998 were $72,000 and $73,000, respectively.

            In August 2000, the Company entered into an agreement which provides for the early termination of a lease with a third party where it was conducting a significant portion of its business. In connection therewith, the Company has recorded a charge of $997,000, which is included in operating expenses. The Company presently conducts these operations in a newly constructed facility and is provided space by Central in connection with the Financing Agreement.

            The Company has entered into an Guaranty Agreement with Hispanic Express pursuant to which it has agreed to assume all liabilities and responsibilities under the Central Financial Supplemental Executive Retirement Plan, or SERP, solely and exclusively for Mr. Cypres, should Hispanic Express default on its obligations to pay the benefits due Mr. Cypres under the SERP.

            The Company is from time to time involved in routine litigation incidental to the conduct of its business. Management of the Company believes that litigation currently pending will not have a material adverse effect on the Company's financial position or results of its operations.

                                    * * * * *


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